     ANNUAL INFORMATION FORM GEOVIC MINING CORP.

for the year ended December 31, 2006

Dated June 13, 2007

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CURRENCY AND FINANCIAL INFORMATION

All dollar references in this Annual Information Form (“AIF”) are in United States dollars, unless otherwise indicated. References to “$” or “US$” are to United States dollars and references to “Cdn$” are to Canadian dollars. The following table sets forth, for each period indicated, the exchange rates for United States dollars expressed in Canadian dollars and, in the case of yearly data, the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate:

	Monthly Data

	High	Low

May 2007	1.1136	1.0663
April 2007	1.1584	1.1067
March 2007	1.1811	1.1529
February 2007	1.1853	1.1585
January 2007	1.1824	1.1649
December 2006	1.1652	1.1415
November 2006	1.1474	1.1275
October 2006	1.1385	1.1155
September 2006	1.1190	1.1131
August 2006	1.1315	1.1066
July 2006	1.1416	1.1061
June 2006	1.1245	1.0990
May 2006	1.1233	1.0990
April 2006	1.1719	1.1133
March 2006	1.1724	1.1322
February 2006	1.1578	1.1380
January 2006	1.1726	1.1439

Yearly Data Year Ended December 31,

	2006	2005	2004	2003	2002

Average Rate	1.1341	1.2116	1.3015	1.4015	1.5704
High Rate	1.1726	1.1427	1.1746	1.2839	1.5028
Low Rate	1.1190	1.2734	1.4003	1.5777	1.6184

On June 12, 2007, the inverse of the Noon Buying Rate was $1.00 = Cdn$1.0636.

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METRIC CONVERSION TABLE

The following table sets out the applicable conversion information for imperial and metric measures:

To convert from Metric	To Imperial	Divide By

Hectares	Acres	0.404686

Kilometers	Miles	1.609344

Kilograms	Pounds	0.453592

Tonnes	Short tons	0.907185

Metres	Yards	0.9144

Disclosure Regarding Forward-Looking Statements

This AIF contains or incorporates by reference “forward looking information” which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of Geovic Mining Corp., its current and proposed subsidiaries and its current and proposed mineral projects, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, working capital requirements, capital and exploration expenditures, costs and timing of mine development, processing facility construction and the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “proposes”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates ”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, “occur” or “be achieved”. Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its current and proposed subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Such risks and factors include, among others, risks related to the integration of acquisitions, risks related to operations, risks related to joint venture operations, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; the outcome of negotiations, conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of metals; possible variations of ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability; insurrection or war; political uncertainty; arbitrary changes in law; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this AIF. As a result, actual actions, events or results may differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward looking statements contained herein are made as of the date of the AIF and the Company disclaims any obligation to update any forward looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein.

Forward looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data

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and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented here, the industries involve risks and uncertainties and are subject to change based on various factors.

CORPORATE STRUCTURE

Name and Address

Geovic Mining Corp. (the “Company” or “Geovic Mining”) has its head office located at 743 Horizon Court, Suite 300A, Grand Junction, Colorado, USA, 81506. The registered and records office of the Company is located at Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, USA, 19808.

Incorporation

The Company was incorporated under the Business Corporations Act (Alberta) on August 27, 1984 and commenced business on March 1, 1988. The Company was continued into Ontario on November 8, 2001. On November 17, 2006, the Company consolidated all of its issued and outstanding shares on the basis of 2.344 common shares for each post-consolidated common share of the Company. On November 21, 2006, the Company continued its jurisdiction of incorporation into the State of Delaware and changed its name from “Resource Equity Ltd.” to “Geovic Mining Corp.”

Intercorporate Relationships

On December 1, 2006, the Company completed a reverse take-over transaction (the “RTO” or the “Acquisition”) with the result that the Company holds 100% of the issued and outstanding shares in the capital of each of “Geovic, Ltd.” (“Geovic”) and “Geovic Finance Corp.” (“FinCo”). Geovic owns 60% of Geovic Cameroon PLC (“GeoCam”), a private corporation existing under the laws of Cameroon. The Acquisition was completed pursuant to an agreement (the “Arrangement Agreement”) dated as of September 20, 2006, as amended October 31, 2006, entered into between the Company, Geovic, FinCo and William A. Buckovic (“Buckovic”).

In anticipation of the RTO, the Company incorporated a new wholly-owned subsidiary, named Ironbark Capital Corporation (“Ironbark”) which subsequently assumed the historical business of the Company. On November 30, 2006, the Company completed a pro rata distribution to its shareholders on record as at September 22, 2006 of the shares of Ironbark (the “Ironbark Shares”), which held all of the Company’s then owned non cash assets, consisting of marketable securities and intellectual property related to its previous business activities. Accordingly, Geovic Mining no longer has an intercorporate relationship with Ironbark.

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Note:

(1) FinCo is in the process of being voluntarily liquidated and dissolved.

On March 23, 2007, Geovic Mining incorporated “Geovic Energy Corp.” and on March 29, 2007, Geovic Energy Corp. formed “Pawnee Drilling, LLC” under the laws of the state of Colorado for the purpose of evaluating mineral deposits and opportunities and related surface rights in the United States.

GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Three Year History

On December 1, 2006, the Company completed the Acquisition, and currently operates the business previously operated by Geovic. Below is a summary of the development of the Company, Geovic and FinCo over the past three years.

Geovic Mining Corp. (formerly Resource Equity Ltd).

The original business objective of the Company was evaluating a wide variety of investment opportunities in Canada. It accumulated information on Canadian companies and industries on an ongoing basis, to assist its clients in finding investments. The Company completed industry and company specific studies on the wine industry and the impact of free trade, the dental supply industry and several resource industry studies. The Company derived revenue from fees for preparing the studies, locating investments for a number of local and foreign investors, and participating in investments.

The Company operated in two broad sectors. The first was the advisory and security related activities and services where it used both its own knowledge base and externally sourced data to provide information and implementation on a fee related basis or to exploit a trading opportunity. The second sector was specific projects, which could be internally or externally generated. Unlike the first sector, a specific project may span several years, and during this period, there may not be any revenue recognized. At the time of the Acquisition, the Company was involved in several long term projects.

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The Company maintained an extensive database of information on companies and other business entities, which is a major component of the knowledge base. The Company used extensive paper files, microfiche records and several networked computers designed to store and organize data. The computers were equipped with peripheral accessories to permit capture of information and enable secure off site backup of the data files.

In addition to its own data storage, the Company maintained accounts with a number of other data service providers in Canada, the United States and France. The data provided by these suppliers was delivered either on compact discs, which were updated monthly, or through a password protected Internet site.

After the Company completed its initial assessment of investment opportunities in illiquid real estate syndicates, this became the major focus and Phoenix Capital Inc. (“Phoenix”) was established to focus on investing in illiquid real estate syndicates and to pursue opportunities initially with partners and subsequently as a listed public company. All of the business of Phoenix was based on information provided from the database owned by the Company.

With subsequent share issues to finance the growth of Phoenix, the Company’s ownership of Phoenix was diluted to a relatively small percentage. Phoenix has expanded significantly and in June 2005, converted to an income trust and announced the filing of a preliminary prospectus to raise up to an additional Cdn$50 million in capital to fund the expansion of the business. Historically, the profits generated by Phoenix were largely attributable to the access it had to the database of real estate syndicates that was owned by the Company. The access to the database provided by the Company was governed by a written contract. However, subsequent to the RTO, Geovic Mining no longer conducts any of the business previously conducted by the Company and the database utilized by Phoenix was part of the business that was transferred to Ironbark in anticipation of the RTO.

Geovic, Ltd.

Prior to the Acquisition, Geovic was a private international mineral exploration and development company based in Grand Junction, Colorado with a focus on specialty and strategic metals, from project conception to production. Geovic was devoted to developing a primary cobalt deposit in Cameroon. Geovic owned 55.5% of GeoCam which entered into a mining convention with the Republic of Cameroon in 2002, and subsequently received a Mining Permit (the “Mining Permit”) in 2003 granting exclusive mining rights. In 2006, Geovic acquired 4.5% of GeoCam. GeoCam controls 100% of the Mining Permit for the Nkamouna Cobalt Project, the Mada Project and five other deposits located in Cameroon, Africa (the “Cameroon Properties”).

An independent engineering pre-feasibility study and National Instrument 43-101 technical reports were originally completed in 2006. From inception through 2005 Geovic raised approximately US$16 million from private investors and in 2006, Geovic raised an additional US$4.515 million of capital from private investors. Geovic’s sole business focus has been to advance its Cameroon Properties during this period. A bankable final feasibility study for the Nkamouna project was commissioned in July 2006.

Milestones:

  GeoCam signed a Mining Convention with the Republic of Cameroon in August of 2002.
  On April 14, 2003 the Republic of Cameroon granted the Mining Permit by Presidential Decree to GeoCam.
  GeoCam completed a draft Environmental and Social Impact Assessment (“ESIA”) and related documents in 2004. In 2006, GeoCam submitted the ESIA and related documents to the Government of Cameroon and completed 16 public hearings on the environmental aspects of the project in Cameroon.
  A pre-feasibility study was completed on the Nkamouna project in March 2006 and a Canadian 43-101 Technical Report in April 2006. In August 2006, a 43-101 Technical Report was completed on the Mada deposit.

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Geovic Finance Corp.

FinCo was incorporated for the sole purpose of providing equity finance to the Company in connection with the Acquisition and is in the process of being voluntarily dissolved. FinCo is a private Cayman Islands corporation with no material assets, and has not carried on any operations since it was incorporated.

Significant Acquisitions

On December 1, 2006, pursuant to the RTO, the Company acquired: (a) all of the issued and outstanding securities of Geovic and of FinCo from the Geovic and FinCo securityholders; and (b) 45 shares, or 4.5% of the issued and outstanding shares of GeoCam, in the capital of GeoCam from Buckovic. The 45 GeoCam shares held by Buckovic were transferred to the Company and Buckovic received 1,250,010 common shares in the capital of the Company. Buckovic continues to hold five GeoCam shares, representing 0.5% of all issued and outstanding GeoCam shares. All common shares in the capital of Geovic were transferred to the Company and each holder of Geovic shares received two common shares in the capital of the Company for each Geovic share. All options to purchase Geovic shares were cancelled and for each Geovic option the Company issued two options, each entitling the holder to purchase one common share of the Company. All warrants to purchase Geovic shares were cancelled and for each Geovic warrant the Company issued a warrant entitling the holder to purchase one common share of the Company at a price of US$1.75 per share.

All common shares in the capital of FinCo were transferred to the Company and each holder of FinCo common shares received one common share in the capital of the Company for each FinCo common share held. All preferred shares of FinCo were transferred to the Company and each holder of a FinCo preferred share received one preferred share in the capital of the Company for each FinCo preferred share. All warrants to purchase FinCo common shares were cancelled and the Company issued to each FinCo warrantholder a warrant to purchase common shares of the Company with the same terms as the original FinCo warrants. All options to purchase FinCo common shares, which were issued by FinCo to the agents as part of the agents’ commission in connection with the Subscription Receipt Financing (as defined below) were cancelled and for each compensation option the Company issued an option to purchase a common share of the Company pursuant to the terms of the Acquisition.

As a result of the Acquisition, Geovic and FinCo became wholly owned subsidiaries of the Company and the Company subsequently transferred the GeoCam shares to Geovic.

The Subscription Receipt Financing

In connection with the Acquisition, FinCo and Geovic entered into an agency agreement with a syndicate of agents in connection with an offering on a best efforts basis by FinCo of up to 6,000,000 subscription receipts at a price of Cdn$1.95 per subscription receipt for gross proceeds of Cdn$11,700,000 (the “Subscription Receipt Financing”). Each subscription receipt was exchangeable, immediately prior to the completion of the Acquisition without payment of any further consideration into one FinCo common share and one half of a transferable warrant, each whole warrant (a “FinCo Financing Warrant”) entitling the holder to acquire one FinCo common share at a price of Cdn$2.75 per share for a period of five years from the closing of the Subscription Receipt Financing. The Subscription Receipt Financing was completed on November 3, 2006. In connection with the RTO, all securities issued in connection with the Subscription Receipt Financing were exchanged for similar securities issued by the Company.

Equity Financings

On March 6, 2007, the Company closed its public offering of 21,600,000 units of the Company at a price of Cdn$2.50 per unit for gross proceeds of Cdn$54 million (the “March Equity Offering”). Canaccord Capital Corporation, Orion Securities Inc., and Desjardins Securities Inc. acted as agents for the offering. Each unit issued pursuant to the March Equity Offering consisted of one common share of the Company and one half of one common share purchase warrant, each whole warrant having an exercise price of Cdn$3.00 and being exercisable until March 6, 2012.

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On April 27, 2007, the Company closed another public offering of 8,750,000 units of the Company at a price of Cdn$4.00 per unit for gross proceeds of Cdn $35 million (the “April Equity Offering”). Canaccord Capital Corporation and Orion Securities Inc. acted as underwriters for the offering. Each unit issued pursuant to the April Equity Offering consisted of one common share of the Company and one half of one common share purchase warrant, each whole warrant having an exercise price of Cdn$5.00 and being exercisable until April 27, 2012. In connection with the April Equity Offering, the Company granted the underwriters an option, exercisable for 30 days from closing, to purchase an additional 1,312,500 units on the same terms as those offered in the April Equity Offering, to cover over-allotments, if any (the “Over-Allotment Option). Subsequent to the closing of the April Equity Offering, the underwriters exercised the Over-Allotment Option and purchased an additional 834,200 units of the Company. With the exercise of the Over-Allotment Option, the April Equity Offering consisted of an aggregate 9,584,200 units resulting in total gross proceeds of Cdn$38,336,800.

DESCRIPTION OF THE BUSINESS

General Summary

As a result of the Acquisition, the Company refocused its business and currently carries on the business formerly carried on by Geovic and focuses on specialty and strategic metals, from prospect conception to project development and production. Through Geovic, the Company is taking steps to advance its cobalt nickel laterite deposit in the Republic of Cameroon through final feasibility, project financing, construction and production in a socially responsive manner to maximize value for all stakeholders. The Company is focused primarily on development of the Nkamouna deposit and continued exploration and development of the other deposits within areas covered by the Mining Permit in the Cameroon Properties. The Company continues to evaluate other specialty metal and strategic mineral investment opportunities. The Company is evaluating selected acquisitions in the mining industry that would provide diversification. The Company’s success is dependent upon the ability of the Company to source the necessary funds to expeditiously explore and develop the mineral resources and reserves on its mineral properties. The Company has substantially no current revenue and continues to generate losses and negative cash flows from operations.

FinCo was incorporated for the sole purpose of providing equity finance to the Company in connection with the Acquisition and is in the process of being voluntarily liquidated.

Production and Services

The Company evaluates and is developing major cobalt nickel occurrences in southeastern Cameroon for production of high quality cobalt and nickel oxide products to meet rapidly expanding demand.

Competitive Conditions

The Company competes with other cobalt nickel producers around the world. These other producers have operations and financial strength greater than the Company. These competitors include such current producers as Xstrata-Falconbridge, CVRD-Inco, Murrin Murrin (Minara) and significant new producers such as Ambatovy (Dynatec), Weda Bay (Eramet), Ravensthorpe (BHP), Goro (Inco) and others.

Environmental Protection

The environmental protection requirements affect the financial condition and operational performance and earnings of the Company as a result of the capital expenditures and operating costs needed to meet or exceed these requirements. These expenditures and costs may also have an impact on the competitive position of the Company to the extent that its competitors are subject to different requirements in other governmental jurisdictions. In the current financial year the effect of these requirements has been limited due to the development stage of the Company, but they are expected to have a larger effect in future years as the Company moves toward and commences production.

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Employees

Geovic does not employ any former employees of the Company. As at December 31, 2006, Geovic employed six full time employees in its offices in the U.S. and GeoCam employed six full time employees in its offices in Yaounde, Cameroon.

Foreign Operations

Geovic Mining is a public corporation based in Grand Junction, Colorado. The Company’s material asset is its 60% interest in GeoCam, a private Cameroonian corporation that holds a 100% ownership of a cobalt nickel province in Cameroon.

Lending

Geovic manages the business of GeoCam, and has funded its operations since inception. To date Geovic exclusively funded the activities of GeoCam. The funding is recorded as debt repayable to Geovic. Accrued debt is structured as a series of loans corresponding to the respective fiscal year in which the funds were advanced.

Reorganizations

The Company incorporated a wholly-owned subsidiary, Ironbark, prior to the Acquisition and then completed a pro rata distribution to its shareholders on record of the Ironbark Shares. See “Corporate Structure – Intercorporate Relationships” and see also “General Development of the Company - Significant Acquisitions”.

Social or Environmental Policies

In 2004 Geovic, on behalf of GeoCam, commissioned a site specific environmental study of the Nkamouna area, which was performed by the consulting firm Knight Piesold and presented as a Environmental and Social Assessment including an Environmental and Social Impact Assessment, and Environmental and Social Action Plan for the Nkamouna area. The Company will need to develop a site specific environmental study of the Mada area, which will include an Environmental and Social Assessment including an Environmental and Social Impact Assessment, and Environmental and Social Action Plan.

RISK FACTORS

The directors of the Company consider the risks set out below to be the most significant risks facing the Company since completing the Acquisition. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in relation to the Company business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.

Conflict of Interest of Management

Certain of the Company’s directors and officers are also directors and officers of other natural resource companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers relating to the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.

The Market Price of Shares May Be Subject to Wide Price Fluctuations

There can be no assurance that an active market for the securities of the Company will be sustained. Securities of small and mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.

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The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation, changes in the business prospects of the Company, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes, the political environment in Cameroon, or in its financial condition or results of operations as reflected in its quarterly earnings reports and other events that are outside of the Company’s control. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the common shares of the Company.

The Company is unable to predict whether substantial amounts of its common shares will be sold in the open market. Any sales of substantial amounts of common shares of the Company in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of the common shares of the Company.

Limited Operating History

The Company has only a limited operating history upon which investors may base an evaluation its future performance. Although the directors and officers of the Company have extensive experience in mineral exploration, development, financing and operating businesses, there is no guarantee that this experience will result in future success. There can be no assurance that the Company will earn revenues or generate profits from the production of metals or from the sale of its properties.

No Assurance of Profits

The Company has no history of producing metals from its current portfolio of mineral exploration properties and none of the Company’s properties are currently under development. The future development of any properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. There can be no assurance that the Company will be able to develop its mineral properties at a profit.

Historically, Geovic incurred losses, on an annual basis, since its inception and it is expected that the Company will incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Cameroonian Properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company’s control, including the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties.

In respect of new properties, the Company will be subject to all of the risks associated with establishing new mining operations and business enterprises including: timing and cost of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and cost of appropriate processing materials and equipment; the need to obtain necessary environmental and other governmental approvals

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and permits, and the timing of obtaining those approvals and permits; availability of off take agreements or metal sales contracts; and the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start up and ramp up to full designed commercial production. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Reliance on External Financing

The Company will need external financing to fund the exploration and any development on its mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project debt, convertible notes and equity offerings. In addition, the Company may consider a sale of an interest in one of its mineral properties or may enter into a strategic alliance or may utilize a combination of some or all these alternatives. There can be no assurance that the financing option chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

Sole Funder of Cameroon Properties

To date Geovic has been contributing and it continues to contribute all of the funds necessary to advance the Cameroon Properties. It is expected that the Company will continue to contribute at least its share, and possibly all, of the funds necessary to advance the Cameroon Properties. If Geovic advances all of these future expenditures, these advances will be reflected as a debt owed to Geovic on the balance sheet of GeoCam. For this to occur, all of the financial statements of the Cameroon company must be approved and certified by an accredited state auditor. Once this debt is recognized on the balance sheet of the audited accounts, recapitalization of GeoCam may be required which might take the form of additions to the paid in capital or a dilution of interest for the minority shareholders. Geovic anticipates that it, rather than the Company, will provide its share of the funds necessary to advance the Cameroon Properties.

While Geovic entered into a loan agreement with GeoCam, there is no agreement that requires Geovic to be the sole source of funding for the Cameroon Properties. Further, the Board of Directors of GeoCam has approved a resolution that its Board recognizes that research, exploration expenses and other investments have been financed by Geovic and should be considered as debts of GeoCam to Geovic.

A shareholders agreement among GeoCam’s shareholders, being Geovic (60%), Societe Nationale d’Investissement du Cameroun (SNI) (20%), four Cameroon individuals (collectively, 19.5%), and Buckovic (0.5%) was entered into on April 9, 2007. The shareholders agreement reflects the historic arrangement between the shareholders and sets forth the terms, conditions and fiscal arrangement for continued participation in the Cameroonian Project. The Company believes that the shareholders agreement is consistent with international mining industry standards and is compliant with Western Africa business law. In addition, SNI has represented to the Company that SNI, on behalf of itself and the four Cameroonian individual shareholders, will contribute 39.5% of the equity funds needed to advance GeoCam’s operations in 2007 and in the future.

Competition

The Company competes with other cobalt nickel producers that have operations around the world, and many such companies have operations and financial strength far greater than the Company. The competition may temporarily lower prices to maintain market share and adversely affect the potential profits of the Company.

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Metal Prices

The Company’s profitability and long term viability depend, in large part, upon the market price of cobalt, nickel and other related products. The mining industry is highly competitive and subject to rapid changes in commodity prices. Conditions beyond the Company’s control could adversely affect the marketing of its cobalt, nickel and manganese (if produced). Conditions such as international financial crises, inflation, increasing interest rates, changing patterns in global cobalt and nickel consumption, and new competitive sources of cobalt and nickel and other potential products could adversely affect the demand and use of cobalt and related substances. There can be no assurance that the Company will be able to produce and sell these mineral products at a sufficient price for the Company to be profitable.

Decrease in Commodity Prices

Neither the Company nor Geovic has entered into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, the Company’s future operations are exposed to the impact of any significant decrease in commodity prices if the Company does not enter into such forward sales arrangements. Conversely, forward sales contracts limit potential upside market swings by setting price ceilings. Such upside price swings can have a significant benefit to companies taking added market risk by selling on the open spot metals market. Cobalt as a commodity, does not benefit from a futures market. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. The Company is not restricted from entering into forward sales arrangements at a future date.

Government Regulations

The current and future development of the Cameroon Properties requires permits from various Cameroon governing authorities. Future operations will be subject to a number of existing laws and regulations such as labour standards, environmental reclamation, land use and safety.

GeoCam is, to the best of its knowledge, in compliance with all material laws and regulations that currently apply to its activities in Cameroon. There can be no assurance, however, that all permits required to construct and operate a mining and processing facility will be obtained by GeoCam or if obtained by GeoCam, they will be on reasonable terms and conditions or that such laws and regulations would not adversely affect the profitability of the operations.

General Economic Conditions

Both domestic and world economic conditions may affect the performance of the Company. Inflation, and deflation in certain geographic regions, continuously changing tax laws, and rapidly fluctuating interest rates may make mineral resource development more difficult. These factors have had a significant effect on Cameroon’s economy in recent years. There is no assurance that such general economic conditions will not have an adverse effect on the overall performance of the Company. In addition, general economic conditions could increase the risk that project financial projections may not occur as expected.

Political and Country Risks

The political risk in Sub Saharan Africa is significant. While GeoCam has been granted a Mining Convention and the Mining Permit by the Republic of Cameroon that gives GeoCam the exclusive right to mine, process and export cobalt and nickel on its permitted lands, there is no assurance that GeoCam will be able to finance or profit by this venture.

Mine and Metal Recovery

The business of mining is subject to certain types of risks and hazards, including reserve and resource estimates, processing risks, environmental hazards, industrial accidents, and periodic disruptions due to Force Majeure events,

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inclement weather and so forth. Though each of these conditions is taken into consideration during preliminary planning and economic analysis, there is no assurance that disruption of development and production will not occur.

Reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates, which were valid when made, may change significantly when new information becomes available. Accordingly, development and mining plans may have to be altered in a way that adversely affects the Company’s operation and profitability. An estimation of reserves, resources and future production is included in this AIF together with the projected profitability of the operation. These projections are based on a number of existing material facts and certain assumptions. Many of the assumptions are based on future estimates of metal prices and market demands over which the Company will have little or no control. In addition, while metallurgical testing on the Cameroon mineralization performed by the Company’s independent consultants has been successful for agitation leaching, there is a risk that final testing may indicate technical and commercial shortcomings. Consequently, actual results may vary materially from the projected values given herein. Once in production, additional factors can influence the profitability of the Cameroonian Properties including civil strife and environmental compliance issues.

Lack of Infrastructure

Completion of the development of Cameroonian Properties is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Cameroonian Properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the Cameroonian Properties will be commenced or completed on a timely basis, if at all, or that the resulting operations will achieve the anticipated production or the construction costs and ongoing operating costs associated with the development of the Cameroonian Properties will not be higher than anticipated.

Mining is Inherently Dangerous

Mining involves various types of risks and hazards, including, but not limited to, environmental hazards, industrial accidents, metallurgical and process risks, flooding, fire, metal theft, inclement weather, access problems and transport accidents. Workers are subject to risks associated with large mining equipment operations, slope instability, exposure to indigenous disease, steam and hazardous chemicals as well as local social unrest.

These risks could result in damage to, or destruction of mine properties, production facilities or other properties, personal injury, and cause delays in mining, increased production costs, monetary losses and possible legal liabilities unforeseen by financial planners. The Company may not be able to obtain insurance to cover part or all of these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by such an insurance policy.

MINERAL PROJECTS OF THE COMPANY

Description Of Mineral Projects Nkamouna and Mada Projects

Unless stated otherwise, information in this section is summarized, compiled or extracted from the Technical Report, Nkamouna and Mada Cobalt Projects, Cameroon dated March 12, 2007 (the “Technical Report”) prepared for Geovic Mining and Geovic by Frederick Barnard, Richard Lambert and Alan Noble, each a “Qualified Person”, as defined in National Instrument 43-101 (“NI 43-101”). Messrs. Barnard, Lambert and Noble are currently employed by Pincock, Allen & Holt (“PAH”) and are independent of Geovic. The Technical Report was prepared in accordance with the requirements of NI 43-101.

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Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Technical Report. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Technical Report which is available electronically from the Company’s website at www.geovic.net and on SEDAR at www.sedar.com. References to “Geovic” in this section entitled “Mineral Projects of the Company” include GeoCam, as applicable.

Project Description and Location

Geovic, through its 60% owned subsidiary GeoCam, has exclusive rights to a large cobalt-nickel laterite province in southeastern Cameroon (the “Cobalt-Nickel Project”). There are seven laterite plateaus within the Cobalt-Nickel Project: Nkamouna, Mada, Rapodjombo, North Mang, South Mang, Messea and Kondong (collectively, the “Plateaus”).

The Nkamouna project (the “Nkamouna Project”), one of the Plateaus, is located in southeastern Cameroon, approximately 640 road kilometers east of the port city of Douala and 400 road kilometres east of the capitol of Yaounde.. The Mada Project (the “Mada Project”) is another one of the Plateaus, approximately 10 kilometers north of the Nkamouna Project.

The mineral rights are held by GeoCam under the Mine Permit and administered under the Mining Convention. Figure A shows the Mine Permit boundary. Although the Mining Permit decree states the area of the Cobalt-Nickel Project as 1,250 square kilometers, the area within the coordinate boundary of the Cobalt-Nickel Project measures approximately 1,600 square kilometers of “multiple use” forestlands, while the Plateaus within the Cobalt-Nickel Project constitute over 300 square kilometers of known mineralized or potentially mineralized terrain within lands designated as “mineral exclusive lands”.

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Figure A

Location Map and Mine Permit Area

Rapodjombo
Mada
Nkamouna
North Mang
South Mang
Messea
Kondong
Zoulabot
Kongo
Lomie
Echiambor
Messok
Ndu River
Dja River
Lea River
River
3°20'
3°10'
3°0'
2°50'
2°40'
0
10
20
30km
Cameroon
Douala
Yaounde
Lomie
Detail
Legend
Road
Waterway
Mining Permit Boundary
Geologic Legend
Serpentinites
Meta Sandstones
Meta Volcanics
Meta Volcanic Sediments
Meta Pelites
Intrusive Center

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Geovic’s Cobalt-Nickel Project is located in the Haut Nyong district, East Province of Cameroon, Africa. The Project’s site is 640 kilometers by road from the seaport of Douala, and about 400 kilometers from the capital city of Yaounde. The closest town to the Project site is Lomie, at approximately 26 kilometers to the west – southwest. The closest railroad transport to the Project is at the town of Belabo, at a distance of approximately 250 kilometers. Transportation from Yaounde to the Project is by paved highway to Ayos, improved public road to Abong Mbang and private logging roads or public roads to the project site.

Fifty-nine percent of the Eastern Province, where the Cobalt-Nickel Project is situated, is dominated by forests zoned “multiple-use.” Over 64 logging concessions are designated in the province that surround GeoCam’s “mineral exclusive zone”. A significant portion of the area is also dedicated to protected forests, wildlife reserves and general “evergreen forest” habitat (22%) that are located well away from planned operations. A small proportion of the district is zoned for mineral development (1.6%), part of which includes “mineral exclusive lands” (0.35%) . Indigenous community lands dominated by subsistence gardening and “community forest” developments form the remainder of the district lands which covers about 18% of the province. These lands are located principally along the main access routes developed when the province was first opened to plantation farming in the late 19th Century.

The Mining Convention was signed on July 31, 2002 by the Ministry of Mines, Water, and Power of the Republic of Cameroon. On April 11, 2003, GeoCam was issued the Mining Permit, granting GeoCam the exclusive rights to exploit the deposits within the Cobalt Nickel Project. The Mining Permit will remain in force for the duration of the mineable resource and has an initial term of 25 years. The Mining Permit and Mining Convention are renewable every 10 years thereafter until the depletion of resources. The Mining Permit is the main operating permit for the commercial GeoCam facilities.

In 1999, GeoCam was granted an Exploration Permit, PDR 67, on an area of 5,000 square kilometers. A Mining Convention was entered into between GeoCam and the Republic of Cameroon in 2002. In 2003, Mine Permit 33 was issued by decree granting an exclusive right to Geovic to exploit the deposits within the permitted area. Geovic’s program was initially based entirely on manually-dug test pits, and later incorporated drilling and limited trenching. The program began at Nkamouna and was later extended to the other Plateaus, which were identified by satellite images and air photos. Geologists from the Cameroon Ministry of Mines, Water and Energy participated in the work initially to provide government oversight as well as training.

Lands held within the Mining Permit are designated “multiple-use”, with the principal mineralized areas set aside for “exclusive mine” development. Mining Permit lands were specifically established to exclude village lands in order to avoid conflicts with local communities.

Specific sites that will be impacted by mining and mine related activities will be leased under a government prescribed expropriation process and will have “site specific” environmental plans designed and approved by governing agencies prior to mining. This inventory, valuation and registration process requires local government approval, following a review of each site by district leaders.

The principal remaining permits required by GeoCam before the initiation of construction at Nkamouna include:

1)	Land Lease for development sites.

2)	Environmental Permit and Bond, and

3)	Water Use Permit.

The land lease will be registered and issued to Geovic. Geovic will pay for the cost of leasing the land and compensation for the loss of alternative resources.

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Geovic will have the right to occupy, build roads, remove vegetation and mine and process cobalt, nickel and associated substances covered in the Mining Convention once the land is leased, in accordance to the GeoCam Mining Convention of August 1, 2002.

Geovic’s Mine Permit area is totally contained in areas zoned for logging concessions and “multiple use.” All planned mine developments are in logged over areas and are exclusive of “primary forest” designations. Geovic’s mining operations will result in partial deforestation during the mining phase, which represents less than 0.5% of the annual deforested area within the region.

A comprehensive Environmental and Social Impact Assessment (“ESIA”) for the Nkamouna area, describing the existing conditions and project impacts along with the related Environmental and Social Impact Action Plan (“ESAP”) describing appropriate mitigation measures was recently submitted to the Environmental Ministry in Cameroon and is under review.

The ESIA identified several potential environmental and social impacts for which the mitigation measures may be broadly categorized as: reclamation of disturbed land to forest/wildlife habitat, protecting and enhancing biodiversity, offsetting greenhouse gas emissions, ensuring adequate water supplies, and economic diversification and sustainable community development. The ESAP for the Nkamouna Project impacts defines the specific actions that must occur to implement these mitigation measures and who is responsible for their implementation. It also defines specific monitoring programs aimed at documenting the implementation and adequacy of control systems and mitigation measures and the reporting that is required to assure transparency.

With the effective implementation of the mitigation measures and monitoring programs defined in the ESAP, GeoCam can prevent or minimize its project impacts in a manner consistent and in compliance with applicable regulations.

No site specific work has been performed for the Mada area. Geovic will need to develop a site specific environmental study of the Mada area, which will include an Environmental and Social Assessment including an Environmental and Social Impact Assessment and Environmental and Social Action Plan prior to any construction activity in the Mada area.

Principal legislative, regulatory and policy considerations relating to the Cobalt-Nickel Project are as follows:

A)	Environmental Protection: Law No. 96/12 relating to environmental management outlines the general legal framework for environmental management in Cameroon. The law requires that any development must carry out an “impact assessment study”. The new mining code specifies that bonds are required before mine development can commence. The project’s proposed environmental mitigation and rehabilitation practices are reviewed once every four years to determine if the bond is sufficient to cover annual impacts caused by mining activities. The bond is based on an estimated annual cost of environmental impact mitigation of disturbed sites.

B)	Law 94/01(Decree No. 94/436) pertains to forest developments. Article 9 prescribes that cutting trees in a state forest can be performed only after an impact study has been conducted. This study will be carried out as part of Geovic’s “site specific” environmental impact assessment report and environmental rehabilitation plan.

C)	Law No. 81-13 regulates fishing, hunting and the issuance of related licenses. Also, the law controls the possession or trade in wild animals and trophy hunting and provides for the protection of endangered species. Enforcement measures and penalties are defined in this law, as described in the Geovic environmental plan.

D)	Law No. 89/027 addresses specific waste disposal regulations. It pertains to storage, transportation and disposal of hazardous waste. Businesses must declare the volumes and nature of each waste product and ensure elimination of waste without undue risk to people and the environment.

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E)	Law 84/13 regulates water resources. The government manages and protects state waters such as rivers, lakes and groundwater. Non-state waters include spring, well and drill holes not used by the public, and rainwater falling on private land or collected artificially from roof systems. The use of water for commercial purposes may be sold by the State authority and is subject to permitting, exploitation and conservation taxes.

F)	Decree No. 85/758 regulates water use by committee. This committee provides advice in implementing the water code that will include issues such as inventory, conservation, protection, use, effluent treatment and taxation.

Taxes and Royalties

The current statutory income tax rates in Cameroon are 38.5% for corporations. Dividend tax rates are 16.5% for residents and 25% for non-residents. Thus, the effective income plus dividend tax rate is 53.875% for non-residents and 48.648% for residents.

Among other specific benefits, GeoCam’s Strategic Enterprise Regime awarded on December 16, 2002, provides a 50% reduction to these two tax rates for five years during the installation phase, plus 12 years during the exploitation phase. As a result, GeoCam’s tax rates are 19.25% for corporation and 12.5% dividend (8.25% for residents), or a net 29.34% overall tax for the first 17 years of full production. Since approximately 40% of the shareholders are Cameroon residents, the weighted average dividend tax rate for the first 17 years is 10.8% and the effective rate is 27.97% . Dividend tax is based on cash flow after the initial capital is repaid. Pursuant to provisions in the Strategic Enterprise Regime, 25% of the base salaries and wages paid to Cameroonian employees is credited to GeoCam to further reduce taxable income and provide incentives to employ local workers.

In addition, Article 144 of the Mining Code now in effect calls for an ad valorem tax of 2.5% on metals. This is treated as a production tax expense and reduces net income for income tax purposes.

Based on interpretations of the Mining Code by Geovic and its Cameroonian attorney, Mr. Pierre Christian Nsegbe, value-added taxes will not be applied to Geovic’s operations during the exploration phase of the Cobalt-Nickel Project. The value added taxes will apply during the construction and production phase of the Cobalt Nickel Project and are expected to be recovered against exports and are not expected to have a major impact on the project economics.

Accessibility, Climate, Local Resources, Infrastructure, And Physiography

The closest town to the Cobalt-Nickel Project site is Lomie, at approximately 26 kilometers to the west – southwest. The closest railroad transport to the Cobalt-Nickel Project is at the town of Belabo, at a distance of approximately 250 kilometers. International airports and modern telecommunication facilities exist at Yaounde and Douala. Suitable shipping and receiving facilities exist at the international seaport of Douala. Driving from Yaounde to the Nkamouna Project takes approximately 8 hours.

Access to the Cobalt-Nickel Project site is from the seaport of Douala by a well-maintained provincial highway via Yaounde and Ayos. After Ayos and across the Nyong River, the highway to Central African Republic deteriorates rapidly to a well-traveled 90-kilometer per hour two-lane gravel road to Abong Mbang, with a population of approximately 30,000 people. This section of the road is currently prepared for paving. Abong Mbang is the provincial Division headquarters of the Prefect and main administrative and commercial center for the Hyaut Nyong Division. The town hosts a local trade school, service stations, hotels, restaurants and phone service. It is the main administrative center for the Ministry of Environment and Protection of Nature and the Ministry of Industry, Mining and Technological Development. Turning south from Abong Mbang towards Lomie, the road narrows and is frequented by log and lumber trucks over the next 127-kilometer distance to Lomie. The road from Lomie to Kongo village, the site of the GeoCam field camp, supports heavy log and lumber transports, as does the road from Kongo village to the project site.

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Lomie is the Subdivision administrative center that hosts the Cobalt-Nickel Project and has been the staging area for Geovic’s activities. Lomie has about 3,500 inhabitants, a limited local electrical supply, and very basic services and supplies. There is new telephone service, but no airstrip or approved heliport, and only rudimentary medical facilities. Geovic’s field operations are based from the Kongo Camp, a fully-contained compound near the village of Kongo. The compound has adequate working and sleeping quarters, a diesel generator, satellite-phone facilities, diesel fuel storage, a kitchen with refrigerators, repair shop and sample preparation and storage facilities.

At present it takes about one hour to drive the 40 kilometers between Lomie and the Nkamouna Project site. The economy of Lomie is largely undeveloped, except for a large sawmill and surrounding timber harvesting operations. Local businesses include the Lomie Subdivision’s government headquarters of the sub-prefecture, police station, hospital, parochial schools, shops, three general mercantile stores and the Raffia Motel. Most business activity centers around logging and the local saw mill that is located east of town. Other activities include road maintenance, palm oil production, limited agricultural activities and general commerce. Lomie’s municipality has provided diesel electric power (200kW) to those who can afford it, since 1997. Lomie is the site of a number of domestic and international non-governmental organizations that monitor the 1.3 million acre World Heritage Dja Biosphere reserve and other reserves within the region.

From Lomie, the road passes east to the village of Echiambot where it branches northeast to the Edje River and Kongo village. The first mine site at the Nkamouna Project is located 10 kilometers north of this village. The second mining plateau is the Mada Project which is located 20 kilometres north of the Kongo village. The trip from Yaounde to Kongo village takes about 8 hours by vehicle.

Transport infrastructure in Lomie includes the Huat Nyong Express that carries people four times per day to Yaounde (18 per bus) and 10 busses per day to Abong Mbang. Motorcycle taxis transport individuals in the Lomie area. Geovic intends to provide, or arrange, scheduled bus and van service between the project and main towns and villages around the project site. Geovic will improve the existing roads and a small, private airstrip will be constructed to service project needs.

The climate of the region is classified as an “Equatorial Guinea” sub-type characterized by two main seasonal types, namely the “main wet” season and “main dry” season, and two minor seasonal types designated as “mini wet” and “mini dry.” The site is located on the northwestern margin of the Congo River tropical zone. The annual maximum monthly temperature ranges from 24° to 33° centigrade. The lowest daily minimum temperature recorded is 12° centigrade, but temperatures normally do not fall below 18° centigrade.

The average annual precipitation over a 32-year period is 1,580 millimeters and the humidity is typically high and evaporation rates high on an annual basis. Maximum annual precipitation measured to date totals 2,200 millimeters. The main wet season occurs between September and early November, and the main dry season occurs from November to May. The mini wet season lasts about eight weeks in March to May, and the mini dry season extends from June to mid-September. Limited amounts of rainfall occur throughout the year, except during the months of December and January. The average number of rain-free days at site was 229 and days receiving a total of at least 25 mm of precipitation at Nkamouna are 28 per year. Average monthly evaporation rates exceed rainfall during the two dry seasons. Data for 2004 show total precipitation at 1,820 millimeters, evaporation at 1,951 millimeters, for a net evaporation of 131 millimeters. The prevailing wind direction is from the south and southwest, and averages less than 4-kilometers per hour. Wind gusts rarely exceed 8 kilometers per hour, and are commonly undetectable beneath the tree canopy near the proposed Plant site. The operating season is year-round.

As currently envisioned, there are four waste and low-grade streams generated from the tailings disposal process. The two main waste streams from the metal recovery plant (the “MRP”) are manganese precipitate and the counter-current decantation (the “CCD”) leach tails. The manganese precipitate will be stored in a segregated area of the mine (55 tonnes per day (“tpd”)) and the CCD leach tails (1,385 tpd per day) will be co-disposed with the physical upgrades (the “PUG”) tails in the Napene Creek tailings storage facility (the “TSF”).

Geovic had previously planned to backfill all mine waste rock and process tailings into the mine backfill. This option appeared to have many advantages compared to disposing slurry tailings in a separate impoundment.

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However, it also presented significant engineering, scheduling, environmental and other challenges during project development, operations and reclamation. As a result, the Napene Creek TSF became the preferred option.

An overall water balance was prepared from material balances for the PUG plant, MRP, and Napene Creek TSF. Except for the TSF, all flows are constant throughout the year. Knight Piesold and Co. (“Knight Piesold”) estimated water flows in and out of the TSF on a monthly basis, including excess water generated by consolidation of settled tailings, seasonal rainfall, and evaporation.

The overall water balance shows that the need to divert surplus water around the tailings dam is a rare event. Alternatively, tailings supernatant water can be accumulated during these periods to reduce the demand for Edje River water makeup. The overall water balance is simplified as all water in the mine and infrastructure areas are currently planned to be diverted around such facilities and placed in natural drainages. In this manner, the Napene Creek TSF water balance will be independent of external variations.

Demand for Edje River water over the project life was estimated from the overall water balance. Impound volumes were also estimated on a quarterly basis by adding solids volumes to water impound volumes.

Water available from the TSF for pumping back to the PUG plant and the MRP varies seasonally and yearly. The rate of water impounding in the TSF declines during the project life due to gradual consolidation of solids. The overall water balance shows that the need to divert surplus water around the tailings dam is a rare event. The overall water balance is simplified as all water in the mine and infrastructure areas will be diverted around such facilities and placed in natural drainages. In this manner, the Napene Creek TSF water balance will be independent of other project components.

To support the mining and milling operations at Nkamouna, a number of ancillary facilities will be required. These include energy generation, a mobile equipment maintenance shop, warehouse, reagent storage building, laboratory, and administration offices.

Combined Heat and Power (“CHP”) units fuelled by locally harvested wood will produce total project requirements of 2.5 MW of electrical energy and 11 MW of thermal energy. A temporary 300-man construction camp will be installed and used until permanent housing can be obtained to meet project operating requirements. On-site accommodations will be provided for expatriate staff, most of who will be scheduled for about 6 weeks on site and two to three weeks to their destination of choosing. Housing and other community assistance will be provided to local employees, who will be drawn from nearby villages.

Abundant water is available from shallow wells to be completed in the Edje River floodplain; however, much of the process water will be recycled from the TSF. Mining, processing and housing facilities will each be provided with sewage collection and treatment systems.

The vegetation in plateau areas is typical of an “evergreen equatorial forest” characterized by diverse endemic plant species. The forest area is stratified in three layers, including the 40-meter tall tree canopy characterized by broad-crown diameters and straight limbless trunks; shorter, more slender, fast-growing, narrow crown-diameter, fragile trees form the intermediate layer; and the scanty undergrowth layer consisting of vines, brush and ferns. Trees of local economic importance include Ayos, Sapelli, Wengive, Iroka, Bubinga, Azobe, and Obeche. Other diverse species occur in swamplands and patches of dense wet-substrate dominated valley floors.

Recent logging has occurred throughout most of the mineralized areas within the Mine Permit. The extent of this logging is documented on satellite images and by ground surveys. These logging activities are independent of Geovic’s operations and were part of pre-existing timber leases within the Mine Permit area.

The central part of the cobalt-nickel mineral district is dominated by a series of rolling upland plateaus that are isolated by several river systems that feed into the main Congo River drainage basin. Elevations in the province range from about 450 meters along the lower Dja River to 927 meters above sea level at Mount Guimbiri, located east of Abong Mbang. The local upland plateau in the vicinity of the Nkamouna mine site presents an elevation of about 700 meters.

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The Nkamouna ore deposit is relatively flat and has an average depth of 15 meters. The majority of the deposit is situated downslope from the process plant and has a natural grade of approximately 5 % with upper elevations around 760 meters and lower elevations near 610 meters. The deposit is a crescent shape about 4 kilometers from east to west and 2 kilometers from north to south. The process plant is adjacent to the mine and near the top of a saddle at an approximate elevation of 700 meters above sea level.

The Mada deposit is relatively flat. There is a swamp and small depression in the center of the deposit. The deposit is a crescent shape about 8 kilometers from east to west and 14 kilometers from north to south. The perimeter of the deposit has an approximate elevation of 760 meters above sea level, with the lower central depression of 680 meters.

History

The Cobalt-Nickel Project consists of an enriched cobalt-nickel-manganese-iron lateritic deposit located within an extensive mineral province in southeastern Cameroon, Africa. Nkamouna, Mada, and several other nickeliferous laterite deposits in southeast Cameroon were first discovered and investigated by the United Nations Development Programme (the “UNDP”) during 1981-1986, in a cooperative project with the Cameroon Ministry of Mines, Water and Energy to evaluate mineral potential in southeastern Cameroon. Following a regional stream sediment geochemical survey which indicated the likely presence of laterite nickel mineralization, the UNDP project drilled eleven core holes in the Nkamouna area, which was the most accessible laterite area at that time.

Several of the UNDP holes intersected laterite and saprolite with interesting nickel and cobalt values. The first hole, KG-S-1, traversed 56 meters of lateritic profile and fresh serpentinite, with nickel values up to 1.00% and cobalt values up to 0.19% . Due to the remote location and the low nickel prices at the time, the discovery did not draw much attention.

William Buckovic became aware of the nickel discovery in 1988, subsequent to submitting a proposal in 1986 to explore for minerals to the Cameroon Ministry of Mines. No recorded exploration or mining had taken place on the property since the UNDP work. After assaying samples he was able to obtain from the deposit, Mr. Buckovic noted in 1994 a higher than typical cobalt:nickel ratio characterizing the Cameroon deposits. This high ratio was confirmed by the assay results from the UN coring program. Mr. Buckovic was also aware of recent advances in Australia and elsewhere in the hydrometallurgical processing of previously sub-economic nickel laterite deposits. As a result, in 1995 he helped form a new company, GeoCam, to investigate this unusual but potentially promising occurrence.

By 2004, Geovic had largely completed the reconnaissance sampling and had undertaken pitting and drilling patterns of varying spacing at Nkamouna where access was greater due to recent logging operations, with an eye toward defining deposit parameters for an eventual feasibility study. Between 1995 and 2003, Geovic carried out extensive pitting at Mada.

Most of the work at Nkamouna and Mada has been performed by Geovic employees and consultants on behalf of GeoCam. Early geological and sampling oversight was provided by Buckovic and by Duncan and Associates of Perth, Australia. Mintec, Inc., of Tucson, Arizona (“Mintec”), and by geologist and Qualified Person, Nikolai R. Burcham, provided oversight during 2003. Metallurgical and other testing has been performed from time to time by Bateman Engineering, Inc of Tucson, Arizona, METCON Research, Inc. of Tucson, Pittsburgh Metallurgical and Environmental Inc. (“PMET”) of Pittsburgh, Pennsylvania, Hazen Research of Golden, Colorado, Knight Piesold of Denver, Colorado, and others.

The Nkamouna and Mada properties are undeveloped, as are those of the adjacent laterite Plateaus.

Geology Setting Regional Setting

Southeastern Cameroon lies within a region of metamorphosed Proterozoic rocks ranging in age from 1800 to 600 million years and extending across parts of several west-central African countries. In southeastern Cameroon,

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several assemblages of such metamorphic rocks have been mapped and named. In the Cobalt-Nickel Project area, the Mbalmayo-Bengbis Series, one of several “series” comprising the Intermediate Series, consists principally of chloritic and sericitic schists and quartzites. Also included in the series are extensive metamorphosed felsic, mafic volcanic and volcaniclastic rocks. These rocks are post-Eburnean (i.e. younger than 1800 million years) and are cut by basic dikes. The original depositional age of the sediments was probably 1800 to 1400 million years, with metamorphism to almandine-amphibolite facies occurring about 1200 million years ago, likely coincident with the Kibaran Orogeny.

The schists and quartzites contain inliers of ultramafic rock, which were probably emplaced long after deposition of the original sedimentary rocks. Due to poor exposures, the contact relations are unclear, but the ultramafic bodies appear to be emplaced along north-trending regional fractures, which apparently allowed emplacement of ultramafic rocks of deep-seated origin.

Local Geology

The region within a 300-km radius of the Cobalt-Nickel Project Area in Cameroon, Gabon, Congo, and Central African Republic has few producing mineral deposits and few with near-term production potential. Most of this region of west-central Africa is underlain by Proterozoic granite-gneiss-schist terrains, broadly similar to the rocks in the Cobalt-Nickel Project Area. Within the region, ultramafic rocks, the original source of the cobalt and nickel, are confined to the Cobalt-Nickel Project Area. There has been no previous production of minerals from the Cobalt-Nickel Project Area.

Alluvial gold is exploited on a small scale from stream gravels in various parts of Cameroon, Gabon, Congo, and Central African Republic. Few statistics are available because all production in the region is from artisanal sources. In the southwest part of the Central African Republic, alluvial gold is accompanied by small quantities of alluvial diamonds in streams which drain Cretaceous sandstone and conglomerates exposed further east. The Cretaceous formations do not extend into Cameroon.

Deposits of iron ore are reported to exist in south-central Cameroon, north of the Gabon border, but little information is available about these deposits. The UNDP also evaluated several iron ore and limestone deposits. At Belinga in northeast Gabon, a stratiform iron deposit contains several hundred million tonnes of 64% iron, but with high phosphorus content (+0.1% P). This deposit has not been exploited on an appreciable scale.

Small amounts of alluvial tin and rutile are extracted from streams in the region, also in quantities that are locally important to village economies but are not industrially significant. Limestone deposits occur in the Proterozoic rocks, about 50 km southeast of Lomie. These deposits were drilled by the UNDP in 1981, but they have not been exploited on a large scale.

Elsewhere in Cameroon, mining of non-fuel minerals is in its infancy, with one cement plant being the only sizeable mineral producer. Occurrences or resources of bauxite exist in northern and western Cameroon. An aluminium smelter near Douala processes only imported alumina. There is little in the way of a mining culture or infrastructure in the country at present.

Property Geology

The cobalt-nickel deposits are hosted in residual laterites which have formed by prolonged tropical weathering of serpentinites. Large areas of mineralized laterite, each several square kilometers in extent, have been preserved on low-relief mesas or plateaus underlain by ultramafic rocks that stand above the surrounding dissected lowlands. Nkamouna and Mada are two such plateaus. Most of the plateaus are underlain by ultramafic rocks, with some areas of schist, phyllite, and quartzite. The surrounding lowlands are underlain by schists, phyllites, quartzites, and meta-volcanics of the Intermediate Series. The bedrock geology at Nkamouna has been mapped by Geovic geologists through a combination of natural exposures, soil mapping, and, most importantly, observation of weathered or fresh rock encountered in pits and drillholes. Mapping of detailed structures, attitudes of foliation or fractures, etc. is generally not practical except in the deeper pits. Rock from pits, drillholes, and rare exposures indicate that the fresh underlying rock at Nkamouna is a pervasively-sheared serpentinite.

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The bedrock geology at Mada has also been developed through a combination of natural exposures, soil mapping, and rock encountered in pits.

Most serpentinites form from parental ultramafic rocks, as a result of hydration and shearing at moderate temperatures, either during emplacement of the ultramafic or during post-emplacement tectonism. At Nkamouna, petrographic evidence suggests that the parent rock to the serpentinite was probably a dunite (rock containing +90 percent olivine). Minor amounts of chrysotile asbestos, a common accessory mineral in serpentinites, are reported from one pit in the Mada area located beneath the mineralized zone. Metasedimentary rocks (quartz-muscovite schist, phyllite, and quartzite) occupy the borders of the serpentinite, and also occur as inliers within the serpentinites. Locally, lateritic soils with schist fragments overlie serpentinite bedrock due to the gravity-induced creep of soils down-slope.

Exploration

Nickeliferous laterite deposits in southeast Cameroon were first discovered and investigated by the UNDP during 1981-1986, in a cooperative project with the Cameroon Ministry of Mines, Water and Energy. Following a regional stream sediment geochemical survey which indicated the likely presence of laterite nickel mineralization, the UNDP project drilled eleven core holes in the Nkamouna area, which was the most accessible laterite area at that time.

Several of the UNDP holes intersected laterite and saprolite with interesting nickel and cobalt values. The first hole, KG-S-1, traversed 56 meters of lateritic profile and fresh serpentinite, with nickel values up to 1.00% and cobalt values up to 0.19% . Due to the remote location and the low nickel prices at the time, the discovery did not draw much attention.

The UNDP holes were undertaken several years prior to Geovic’s investigations. The drill apparatus, technical personnel, sampling procedures, and assaying practice were entirely different from those used subsequently by Geovic. Therefore, PAH believes that inclusion of the UNDP drillhole data is unwarranted for resource calculations. These 11 holes represent less than one percent of the total sample openings at Nkamouna. In any case, the sites of most of the UNDP holes were subsequently surrounded by gridded Geovic drillholes and pits, and the effective influence of the UNDP holes on resource tonnage calculations is negligible.

In January 1999, GeoCam received an Exploration Permit, PDR 67, that covered 4,876 square kilometers and specifically allowed exploration drilling. Geovic’s program initially was based entirely on manually-dug test pits, and later incorporated drilling and limited trenching. The program began at Nkamouna and was later extended to Mada and the other Plateaus, which were identified by satellite images and air photos.

Geologists from the Cameroon Ministry of Mines, Water and Energy participated in the work to provide government oversight as well as training. Geovic’s core-drilling program began in 1999, after many hundreds of pits had been completed. A total of 23 holes were drilled in the northeast part of West Nkamouna, on an approximate 100-meter grid.

A Mining Convention was signed on July 31, 2002 by the Ministry of Mines, Water, and Power of the Republic of Cameroon that defined the general, legal, financial, tax, economic, administrative, customs, social, land and environmental conditions under which GeoCam shall undertake the mining of cobalt, nickel, and their associated substances within GeoCam’s Exploration Permit area. On April 11, 2003, Mining Permit No. 33, which replaced the Exploration Permit, was issued by decree granting an exclusive right to GeoCam to exploit the deposits and the area was reduced to 1,600 square kilometers, which includes approximately 300 square kilometers of cobalt-nickel mineralized lands.

In 2002, Geovic imported an Australian-designed, truck-mounted machine. Holes drilled with this machine are referred to in Geovic reports as “air core” holes, but intact core is not produced, only drill cuttings typical of reverse-circulation drilling. Reverse-circulation holes were drilled between May 2002 and September 2003, when 176 holes totalling 3,690 meters were drilled at Nkamouna. Most of these holes were drilled as fill-ins on a series of lines which had already been sampled by pitting, generally at distances greater than 100 meters between drillholes.

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Several of these were twins (within 5 meters) of previous pits, and several others were later twinned by pits sunk on the drillhole collar. Twenty-two holes were drilled on a tight grid of approximately 15 x 15 meters in West Nkamouna, to test the short-term variability between holes.

By 2003, Geovic had largely completed the pitting program at Mada. Much more intensive work was carried out on the nearby Nkamouna Project, due to the better access there utilizing recent logging roads.

By 2004, Geovic had largely completed the reconnaissance sampling and had undertaken pitting and drilling programs of varying densities at Nkamouna where access was greater due to recent logging operations, with an eye toward defining deposit parameters for an eventual feasibility study.

Mineralization

Cobalt-nickel mineralization in the Geovic deposits occurs within the weathering profile overlying sheared, serpentinized ultramafic rocks. The lateritic weathering profile averages about 20 meters thick, but exceptionally extends to 40 meters near ridge crests or in fracture zones. The mineralized laterite forms lenses which average a minimum of about 10 meters thick. The lenses often lie generally parallel to the rolling topography of the Nkamouna plateau. They are relatively smooth on top, but irregular on the bottom, where weathering has penetrated downward into fractures and shear zones in the underlying serpentinite.

Most of the economic mineralization in each deposit is in one interval containing about 1 meter of ferricrete breccia and 4 meters of ferralite. The ore types are characterized geologically by their mineral content, bulk composition, and texture, as described below. The deposit’s unusual concentration of the coarsely aggregated ore mineral asbolane is highly significant, as is the thick ferricrete breccia and abundant maghemite.

The Cameroon laterite profiles, similar to those elsewhere in humid tropical environments, show a strong vertical zonation, which reflects the transition from unweathered host rock at the base, to highly-leached residues at the surface. The Cameroon laterites depart from the norm somewhat, in possessing two layers of iron-rich laterite, between which lies ferricrete breccia. The lower portion of the profile under the breccia includes the limonitic ferralite and underlying saprolite zones which are more typical of humid tropical laterite profiles.

Descriptive details about these units are below, modified slightly from Geovic descriptions. Most of the Geovic reports refer to Nkamouna material, but perusal of logs from Mada show a similar stratigraphy.

Upper Laterite (UL). A purplish-red, highly magnetic, powdery clay-like soil. Ubiquitous, normally 4 to 8 m thick, except where removed by erosion at the borders of laterite plateaus. This unit will be easy to excavate for completing test shafts and for mining.

Ferricrete Breccia. Beneath the Upper Laterite is a nearly ubiquitous horizon of ferruginous concretions, ranging in size from pisolites one or two cm across, to blocks larger than a meter across. Large blocks have complex structures, characterized by multiple stages of brecciation, with vesicular, tubular structures, and amoeboid shaped cavities. They are composed of agglutinated pisolites and angular ferricrete fragments, with some limonitic matrix. Ferricrete fragments are typically dark red outside and varicolored on fresh surfaces. Where the blocks were large enough to impede deepening of pits, the ferricrete breccia was formerly referred to as “Hardpan” (“HP”). The ferricrete breccia averages 6 to 8 meters thick, and was often divided into two or three units by project geologists.

The Upper Ferricrete Breccia (“UB”) is typically pisolitic and relatively low in cobalt and nickel except locally where stained with black manganese oxides.

HP is the most highly-cemented ferricrete breccia and is very difficult to penetrate with hand tools. It forms outcrops in some areas, particularly at the borders of the lateritic plateaus, and averages 2 meters thick. Where present, it grades upward and downward into UB and LB, respectively.

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The Lower Ferricrete Breccia (“LB”) consists of reddish concretions, with abundant black manganese oxides, texturally similar to UB, with a matrix of Ferralite (“FL”). It is typically 1 to 2 meters thick, and +2% cobalt may occur at the base, especially where concretion-like aggregates of asbolane occur. It is hard to dig with hand tools.

Ferralite (FL). Limonitic laterite, sometimes pulverulent, mottled, with varied shades of black, yellow, brown and red. Often foliated, reflecting relict serpentinite textures. Local maghemite occurs near top. Thickness varies from a few meters to tens of meters, averaging near 8 meters. Consistently mineralized with good metal grades near the top where black manganese zones occur, moderate to low cobalt grades lower in the unit. The MgO content is very low, averaging about 0.5% MgO, part of which is present as non-reactive MgO in spinel (i.e., magnesian chromite). This unit is easy to moderately easy to excavate for completing test shafts and for mining.

Silcrete (SI). This highly-discontinuous unit may lie at the boundary between the Ferralite and the upper Saprolite. It is composed of subhorizontal plates of white to grey silica, intercalated with varicolored clays. Usually 0.5 meters thick or less, and often absent. Commonly has low metal contents and is very hard to dig. It is generally interpreted to mark a former water table, and often occurs just above the current water table.

Saprolite zone (SP). Composed of green, sticky clay with less than 50% fragments of partly weathered serpentinite, grading downward into foliated, fractured serpentinite. May have silica-filled steep fractures. Relatively poor in cobalt, often rich in nickel. Averages 1.5 meters thick. Moderate to hard digging. Saprolite typically contains less than 40% iron and elevated MgO (15 to 30%).

Serpentinite (SE). Bedrock, olive green to dark green, may be fractured and fissile, with silica-filled fractures. Uniformly low metals grades except in rare cases where garnierite-like nickeliferous silicates fill fractures. Relatively hard. Rarely encountered in pits, mainly in drillholes. Magnesium grades are typically greater than 35% and iron contents are usually less than 10%.

Water Table. The depth to the water table was recorded in 32 of the Geovic reverse-circulation drill holes. In all but seven of these holes, the water table was between 12 and 25 meters below surface, and was usually within the Ferralite or at the upper limit of Serpentinite.

Although fewer formal mineralogical studies have been undertaken at Mada, comparisons of the two deposits strongly suggest that the mineralogy is very similar. The minerals of economic interest in the Nkamouna laterites occur in general, as fine-grained clay-like or concretionary masses, and are only occasionally identifiable as discretely visible mineral specimens. One exception is gibbsite, which may occur as mammilary masses or vug-fillings of radiating transparent to milky white crystals several millimeters long. Of great significance is the size of asbolane agglomerates and wad that host the cobalt and almost all of the manganese.

The key mineral in the Geovic deposits, which hosts the cobalt, most of the manganese, and a significant part of the nickel, is asbolane. Between one-third and one-half of the deposit’s nickel is hosted in asbolane.

This mineral is sometimes referred to as “asbolan” or “asbolite” in the scientific literature, or “wad” or “cobalt wad” as field terms. Asbolane is widespread in nickeliferous laterites, but elsewhere is usually present in very small amounts and is normally inconspicuous as black blebs on fractures. Individual asbolane crystals have hexagonal symmetry, a Mohs hardness of 6, and are very dark in color. Typically, individual crystals are rarely visible to the naked eye or a hand lens; rather, the mineral forms blackish patches or crusts on fractures and cavities. The asbolane occurrence at Nkamouna is unusual in that it occurs as both discrete platy crystals and in larger and coarser crystal aggregates and fine-grained wad up to 5 cm in diameter, sometimes as concretion-like nodules with chromite and goethite. It also occurs as a fine intergrowth with chromium and iron oxides and hydroxides.

Asbolane is critical to the Nkamouna Project economics, because it occurs as coarser aggregates of microscopic crystals, the aggregates being separable by crushing and wet screening from the pulverulent iron-oxide minerals and clays. The resulting coarse fraction contains most of the cobalt and manganese, and a significant portion of the nickel in the raw material, resulting in a significantly upgraded concentrate prior to leaching.

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Drilling

Because the GeoCam deposits are secondary, which represent the decomposition products of bedrock, they present the data-generation issues which are typical of laterites: sampling of intermixed material which ranges from very soft to very hard, and which varies greatly in metal grade from one particle to the next, especially in the ferricrete breccia lithologies.

The only drilling on the properties has been at Nkamouna. No drilling has been conducted at Mada. The majority of all samples have been obtained by developing pits or shafts of a nominal 1.2 meter diameter.

Most of the sampling at Nkamouna, and nearly all sampling in the other laterite areas, has been by pitting, with a lesser amount from drilling. Direct sampling of outcrops and trenches is almost entirely limited to Trench 1 at Nkamouna.

The majority of Geovic’s resource sampling has been hand-dug pits. Geovic has historically referred to the pits as both “pits” or “shafts”. In the Nkamouna area, Geovic has excavated 1,099 pits. The pit sampling program continued during drier weather in East Nkamouna, the area east of the Kongo-Ndu road, until September 2004. Pits are numbered from 101 to 1400 (with gaps). The density of pitting varies from about 50 x 50 meters to 150 x 200 meters, but is not uniformly gridded.

One trench has been excavated at Nkamouna, extending 20 meters east from the site of Pit 923. Dug by hand, it is up to 8.5 meters deep, and has a 5-meter north-to-south extension in the middle. The trench is located on the western edge of the Nkamouna plateau, west of some natural exposures of ferricrete, at a location where the Upper Limonite has apparently been removed by erosion. Thus most of the trench exposes ferricrete, not reaching the ferralite or saprolite. The trench site was selected by Geovic primarily to determine whether blasting is necessary in the ferricrete.

United Nations Drillholes. The first documented samples ever taken at Nkamouna were the eleven holes drilled by the UNDP in the mid 1980s. The UNDP used a J.K. Smit Model 300 diamond-drill rig. PAH examined the original drill log for hole KG-S-1, at Nkamouna. This hole was collared with a BQ bit (36.5 mm core OD) to 6.0 meters, then deepened to 53.5 meters with an AW bit (30.0 mm core OD), and finished to sound serpentinite at 56.75 meters with an AG (28.5 mm core OD) bit size. The recovery in hole KG-S-1 was only about 50% in the top 6 meters, but increased with depth as more competent laterite was encountered, averaging about 90% below 6 meters.

The UNDP holes were undertaken several years prior to Geovic’s investigations. The drill apparatus, technical personnel, sampling procedures, and assaying practice were entirely different from those used subsequently by Geovic. The sites of most of the UNDP holes were subsequently surrounded by gridded Geovic drillholes and pits, and the effective influence of the UNDP holes on resource tonnage calculations would be negligible.

Geovic Core Drillholes. No further drilling was undertaken at Nkamouna until Geovic’s core-drilling program in 1999, after many hundreds of pits had been completed and an exploration permit was obtained over the mineralized areas. The first rig used was a trailer-mounted 20-horsepower core drill which could be hand-pushed along forest trails to minimize environmental impacts in prospective areas. A total of 23 holes were drilled (NKM-21 to NKM-43) in the northeast part of West Nkamouna, on an approximate 100-meter grid. The maximum depth reached was 33 meters, with an average hole depth of 24.6 meters, for a total of 566 meters drilled.

Recovery was generally good. In the limonite horizons (upper and lower), it was 90% on average, and 40 to 90% in breccias. In the saprolite, it was consistently below 70% with values of 30% recorded in zones containing serpentinite fragments. Since most of the economically-mineralized material at Nkamouna is lower ferricrete breccia or ferralite, the recovery in these zones of interest was probably near 90%.

Reverse-Circulation Drillholes. In 2002, Geovic imported an Australian-designed, truck-mounted machine. Holes drilled with this machine are referred to in Geovic reports as “air core” holes, but intact core is not produced, only drill cuttings, typical of reverse circulation drilling.

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This machine uses three chisel-type or finger-type tungsten carbide bits to cut the laterite, and recovers material by air or water flushing through the inner pipe of a double-walled reverse-circulation recovery system, from the bit to the surface. The outer tube has an external diameter of 74.4 mm, while the inner tube has an internal diameter of 36.6 mm. The drill uses compressed air or water with Baroid mud at 150 psi as the drilling fluid. Water was used to flush the drill stem, bit, and cyclone between one-meter sample runs. The drill pipe is in 3-meter sections.

A two-person drill crew and three labor assistants attend the drill, plus a geologist. Set-up time and tear-down time is 5 to 10 minutes. A 30-meter hole can typically be drilled in 2 hours, when no drilling difficulty is encountered.

The reverse-circulation drill was used between May 2002 and September 2003, when 176 holes (NKM 1010 to 1185, plus NKM-3.3) totalling 3,690.25 meters were drilled at Nkamouna. Most of these holes were drilled as fill-in holes on a series of lines which had already been sample by pitting, generally at distances greater than 100 meters between drillholes. Several of these were twins (within 5 meters) of previous pits, and several others were later twinned by pits sunk on the drillhole collar. About 20 holes were drilled on a tight grid of approximately 15 x 15 meters in West Nkamouna, to test the short-range variability from one hole to the next.

Sampling and Analysis

Geovic maintains a sample-preparation facility at the Kongo Camp, where samples are prepared for assay. PAH reviewed the procedures in detail, and photographed each stage. The sample bags normally used by Geovic are white double-thickness polyester, with a drawstring at the neck and a label sewn inside the neck. The geologist writes the sample identifier on the inside label and on the outside of the bag, with a permanent marking pen.

Most of the sample points were exposed and sampled by test pits, dug using simple hand tools by local labor crews. A gasoline-driven air blower and 20 meters of vinyl tubing are normally available to provide air when a pit is poorly ventilated, usually at a depth of more than 13 meters. Each pit is normally circular in section and 1.25 meters in diameter, although the diameter may vary slightly.

Spoil not included in the sampling program from the pit is deposited in piles around the pit, but is not rigorously segregated by depth interval. Changes in texture (breccia, limonite) or conspicuous changes in color warranted segregation. A sample is collected each meter by cutting a rectangular groove in one wall of the pit, measuring 10 by 5 cm. When more than one sample is collected from an interval concurrently, these are oriented following the main cardinal compass points. Each pit is visited once or several times daily by a geologist to log geology, check channel progress, collect the samples from the intervals extended in his absence, and to decide whether to continue digging.

The trench in Nkamouna West was intensively sampled after excavation, by channel samples. Since the trench represents effectively only one sample point in a previously-pitted area, and because the main purpose of the trench was for geotechnical information, the trench samples were not used in the resource calculations.

Sample intervals generally varied between 0.5 and 1.65 meters. Each interval was logged by color and texture, and by mineralogy where noted. All samples were analyzed for nickel, cobalt, manganese, chromium, copper, zinc, lead and MgO. Composites representing 5 to 10 meters were analyzed for Fe2O3.

The Geovic diamond-drill holes drilled in 1999 were sampled at 1.0 - or 1.5 -meter intervals generally, although there were many exceptions due to geological breaks and coring intervals. Core from the laterite zone (earthy) was air-dried, crushed, split and halved, with one half sent for assay. The core from the partly weathered, hard serpentinite was cut into two equal parts along the vertical axis of the core, and one part was forwarded for assay while the other was left as backup in the sample store.

Geovic’s reverse-circulation holes, drilled during 2002 and 2003, were almost invariably sampled at one-meter intervals. The reverse-circulation pathway, including the cyclone and collection buckets, was flushed with water after collection of each one-meter interval, to prevent cross-contamination. The sample expelled by the cyclone, including the water used to flush the sample pathway, was logged by the drill geologist for geology, and drilling parameters (for example, wet vs. dry, hardness, and unusual sample volume).

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After the sample-recovery bucket has stood until most fines had settled, the clear water at the top was decanted, and the wet sample placed in a previously-labelled bag. At the end of the day, the bags were transported to Kongo Camp.

As is typical of reverse-circulation drilling, precise measurement of the recovery percentage was not possible.

Water-soluble polymer (“Baroid EZ Mud”) was used to maintain recovery in clay-rich intervals in the lowermost ferralite and upper saprolite horizons. It is recognized that sample recovery in these intervals was unsatisfactory, but these horizons are rarely of economic cobalt grade.

Geovic commissioned a careful study of potential down-hole contamination. The prominent “manganese spike” typically present near the base of the breccia in drillhole assays revealed that vertical cross-contamination is negligible, since the “manganese spike” in drillholes is just as sharp as it is in channel samples taken from pits.

Upon arrival from the field in polyethylene woven bags, the samples are stored in a sheltered locality until processed. Each bag is opened, the sample placed in a steel tray for drying, and an aluminium tag bearing the information on the sample bag placed on the tray. After drying, the sample is quartered, placed in a clearly labelled plastic bag, with the location and interval. Another aluminium tag is prepared which accompanies the sample, all the way to arrival and re-coding of samples in the U.S. The aluminium tag placed in the steel tray before oven drying remains with the back-up sample on the shelves in the warehouse.

Drying of samples is accomplished in a wood-fired oven. The temperature is not recorded, but appears to be in the vicinity of 100 degrees C, plus or minus 20 degrees. Samples are examined manually from time to time to determine the degree of dryness, and normally after six or seven hours are judged to be sufficiently dry for further processing.

Upon removal from the oven and cooling, each sample is inspected visually for oversize material (coarser than approximately 2 cm). Oversize material is manually crushed in a mortar and pestle and returned to the sample tray. At this point, the dried sample is reviewed again by a geologist to ensure that the on-site logging did not miss important features due to excessive mud in the case of RC drilling samples or poor light.

The sample is then split in a Jones-type riffle splitter with openings measuring 10 mm. Normally a 200-gram dried sample is weighed and bagged for shipment to the assay lab. All remaining reject is bagged and stored at Kongo Camp.

The shipment of samples follows the Australian Code for Reporting of Minerals and Ore Reserves (the “JORC Code”) procedures regarding chain of custody. Samples are shipped by vehicle to Geovic’s office in Yaounde, whence they are delivered to a common carrier for air-freighting to North America.

From 1995 until early 1999, Geovic contracted the Ministry of Mines’ geologists and engineers to oversee the Quality Assurance/Quality Control (the “QA/QC”)for Cameroon samples. In late 1999-2001, Geovic contracted R.K. Duncan & Associates, a laterite Q.P. out of Perth, Western Australia to oversee the QA/QC for the latest Mada sampling program. All but the later 64-samples were sent to Bondar-Clegg (Intertec Testing Services, No. Vancouver, British Columbia) for assaying cobalt, nickel and some chromium and manganese. Bondar-Clegg pulverized the samples to minus-150 mesh, then inserted duplicates and standards into the sample stream before analysis. The last 64-samples were handled by Mintec.

From 2002 until early 2004, Geovic, on behalf of GeoCam contracted Mintec, to oversee the QA/QC for Cameroon samples. Mintec provided new 4-digit sample numbers to each sample, before sending the samples to Actlabs Inc. (“Actlabs”) in Tucson. Actlabs then pulverized the samples to minus-150 mesh and returned the pulps to Mintec. Mintec then inserted duplicates, standards, and blanks into the sample stream prior to returning the pulps to Actlabs for analysis.

It is apparent to PAH that Geovic personnel, R.K. Duncan & Associates, and Mintec have paid close attention to sampling and sample-processing techniques, and have varied the techniques from time to time, based on careful analysis of results, including comparisons between different methods. PAH believe that Geovic’s collection and

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handling of samples meet or exceed industry standards for laterite projects, and that any limitations on precision and accuracy of samples are those limitations inherent in the laterite deposits themselves and in assaying technology.

During 1995-2003, Geovic shipped 3,201 Mada pit samples to Bondar-Clegg in No. Vancouver, British Columbia and Actlabs in Tucson, Arizona for processing and assay for cobalt, nickel, chromium and manganese.

On average, Bondar-Clegg who analyzed most of the Mada samples (1995-2001), used 530 standards (17%), and 250 duplicate pulp analyses. Actlabs, under the direction of Mintec analyzed 64 Mada in-fill samples for cobalt, nickel, and manganese. Their results were consistent with the earlier Mada geology and analyses.

Bondar-Clegg initially used 3-acid digestion of samples (HF, HCl, &HNO3) and “low-level” AAS in 1995. Later, Bondar-Clegg used 4-acid digestion (HF, HCl, HNO3, and HClO4) with ICP analyses (1999-2001). Actlabs used 3-acid digestion and ICP analyses. Geovic switched to Actlabs in 2002 in order to pay for one-half of the analyses with a U.S. Trade and Development Agency (USTDA) loan, requiring a certified, U.S. based laboratory.

Between January 2003 and January 2004, a total of 3,359 sample results were shipped to Actlabs for processing at an assaying cost of US$11.90 per sample. Of these, 3,095 were original samples from Nkamouna, plus 39 second splits and 162 standards included with Nkamouna samples. (The remaining 63 samples during this period were from the Mada deposit, north of Nkamouna.) Altogether, more than 14,000 Nkamouna samples were assayed for cobalt and nickel during 1995-2004. Many of these samples were also assayed for manganese and other elements and compounds.

The samples received at Bondar-Clegg and Actlabs in Tucson were dried for 24 hours at 150°C. According to the mineralogical literature on asbolane, there should be no loss of chemically combined water or hydroxyl ions below 150°C. Thus the subsequent assays reflect intact dry asbolane, which is lacking only any loosely-bound water that is not included in the calculated dry tonnes of mineral resource.

Both Bondar-Clegg and Actlabs’ facilities are accredited to ISO/IEC-17025 and CAN-P-1579 (Canadian) standards, and is thus as fully accredited as a commercial mining assay laboratory.

Following the drying at Bondar-Clegg and Actlabs facilities, as discussed above, pulps of Geovic samples were digested in a 3-acid solution and 4-acid solutions and analyzed primarily by the ICP-OES (Inductively Coupled Plasma Optical Emission Spectrometry) method for Co, Ni and Mn. The 3-acid digestion is normally sufficient to dissolve all minerals typically present in the Nkamouna and Mada samples.

Various other appropriate methods were used for occasional analyses of 34 other elements (Pb, Zn, Cu, Cr, V, Mg, Al, Sc, Zr, MgO, SiO2, etc.) for bulk samples and other specialty samples. The multi-element analyses by ICP methods were not included in the Mada resource estimate since most samples were reanalyzed later using a 4-acid digestion and ICP.

A bulk sample was taken from 25 Mada pits (53, 1-meter samples) that were metallurgically tested by Metcon (Tucson, Arizona) and compared to the Nkamouna metallurgical tests. The Mada and Rapodjombo metallurgical samples were found to be consistent with the Nkamouna column (heap leach) tests.

Security of Samples

Various inter-laboratory checks have been undertaken by Geovic on behalf of GeoCam throughout the life of the project.

In 1999, K.D. Engineering Co Inc. (“Global Engineering”) of Tucson, Arizona, visited Nkamouna and undertook to re-sample eight exploration pits. Samples were taken separately from one-meter intervals in channels in the east and west wall of each pit. Splits of each crushed sample were sent for pulverizing and assay to three different laboratories: International Plasma Laboratories (Vancouver); Bondar Clegg Intertek Testing Services (“Bondar Clegg”) (Vancouver); and, Genalysis Laboratories (“Genalysis”) (Perth, Australia). The laboratories did not include

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Actlabs, which subsequently assayed the greater bulk of Nkamouna samples. K.D. Engineering’s report indicates that Genalysis and Bondar Clegg agreed closely on cobalt assays (difference of less than 2% relative, and a Coefficient of Determination (“R2”) of 0.987), whereas the International Plasma results averaged more than 10% low, with R2, of less than 0.95 when compared to either of the other two labs. No further samples were analyzed by International Plasma.

The samples assayed by Actlabs were submitted to both Actlabs’ and Geovic’s independent QA/QC checks. The use of second splits and sample standards are universally recognized methods to provide confidence in the assaying reliability.

The Actlabs laboratory runs assay batches of 24 prepared pulp samples, comprising 20 samples plus repeats on the 1st and 20th samples of each batch, in addition to two in-house standards. One sample per client’s submitted batch of 20 is reweighed along with both an in-house and a certified reference standard of known cobalt-nickel-manganese content. Actlabs’ internal checks allow for a maximum acceptable variance of 2% for duplicates and standards.

Geovic undertook a comprehensive program of comparing second sample splits from Nkamouna. The pairs of samples extracted from the same sample intervals show a high degree of correlation for cobalt, nickel and manganese, providing confidence in the ability of Actlabs to generate reproducible assay results from similar sample material. Although the sample-split campaign did not include Mada, there is every expectation that similar results would accrue, given the similarities in geology, sampling methods, and analytical methods.

The 39 second splits for which assay results have been received, distributed throughout 35 sample submission shipments, were extracted from the same sample rejects stored at the Project Camp (Kongo) as the original samples. Once an original 200 gram sample was drawn, the reject was remixed (further ensuring complete homogenization) and a second sample was drawn and had a “D” added to the sample number. After sample preparation by Actlabs, all sample pulps were assigned an individual number by Mintec prior to the actual assaying at Actlabs.

At the request of Geovic on behalf of GeoCam in 2003, Mintec fabricated five sample control standards of known cobalt, nickel and manganese value from on-hand Nkamouna material, thereby ensuring that there was no visual difference between the standards and regular samples. The results of 165 analyses of these five standards, distributed throughout 35 sample submission shipments, were received by January 2004.

Perusal of the results strongly suggested that some of the standards had been mislabelled or switched in 32 of the 165 submitted. Mintec personnel therefore examined the anomalous assays of standards, and were able to reassign most of them to the proper standard, according to the cobalt, nickel and manganese assays received. Three submitted standard samples did not match any of the five original standards, and it is likely that these three samples were switched with ordinary production samples at the laboratory. Three of 168 is about 2% probably not an atypical error rate for switching of samples in production runs. Nevertheless, given that Actlabs are an ISO-certified facility, PAH is prepared to accept the general veracity of the assays on Nkamouna samples.

Mineral Resource And Mineral Reserves

This Section describes two resource models, a resource and reserve model for the Nkamouna deposit and a resource model for the Mada deposit.

Nkamouna Resource and Reserve Model

A mineral resource estimate was prepared for the Nkamouna area using a three-dimensional block model to estimate cobalt, nickel, and manganese grade for individual blocks with dimensions of 10 by 10-meters horizontal by 1-meter vertical. In addition, lithology codes and resource classification codes were defined for each block.

Resources by definition are in-situ mineral occurrences that are quantified based on geological data, but may not necessarily be economic. The Company classification was established for each block based on the sample grid spacing model. Determination of the appropriate grid size for each resource class was based on the continuity of

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cobalt above a cut off rate of 0.10% . The mineral resource is summarized by class in Table 1. The cut off grades vary based on processing characteristics of each of the three main lithologic units.

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TABLE 1
Geovic, Ltd.
Nkamouna Project, Cameroon
Mineral Resource Statement

	Resource	Cutoff	Tonnes	Average Grades
Unit	Class	% Co	(000)	%Co	%Ni	%Mn

Upper Laterite	Measured	0.12	18	0.411	0.395	2.332
Breccia	Measured	0.23	5,189	0.461	0.538	2.328
Ferralite	Measured	0.12	24,186	0.228	0.680	1.175

Sub-total			29,393	0.269	0.655	1.379

Upper Laterite	Indicated	0.12	17	0.362	0.309	1.182
Breccia	Indicated	0.23	2,897	0.413	0.460	1.990
Ferralite	Indicated	0.12	28,798	0.204	0.672	1.037

Sub-total			31,712	0.223	0.652	1.124

Upper Laterite	Inferred	0.12	75	0.140	0.152	0.641
Breccia	Inferred	0.23	538	0.384	0.434	1.612
Ferralite	Inferred	0.12	13,975	0.178	0.614	0.905

Sub-total			14,588	0.185	0.605	0.930

Upper Laterite	Meas + Ind	0.12	35	0.387	0.353	1.773
Breccia	Meas + Ind	0.23	8,086	0.444	0.510	2.207
Ferralite	Meas + Ind	0.12	52,984	0.215	0.676	1.100

Total			61,105	0.245	0.654	1.247

At the selected cutoff grades the measured and indicated mineral resource is 61 million tonnes at a cobalt grade of 0.245% and a nickel grade of 0.654% . In addition, the inferred resource at Nkamouna is estimated as 15 million tonnes at 0.185% cobalt grade and 0.605% nickel grade.

The general procedure used for resource estimation was as follows:

The thickness of each geologic unit was extracted from the geologic logs of pits and drill holes. Only those units above the saprolite/bedrock surface were modeled.

The thickness of each geologic unit was modeled as a two-dimensional grid of points. A triangulated irregular network (TIN model) was used to interpolate thickness from the irregular sampling points to the centers of the 10 by 10-meter block grid.

The data used to create the thickness models was edited based on cross-sectional plots of the various models. This editing was done to correct inconsistencies related to multiple pits/drill holes within a few meters of each other and shallow pits that were stopped because of hard breccia, water, or other problems. The thickness models were updated using the edited data. The entire procedure of editing/remodelling was repeated until all inconsistencies were resolved.

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Based on cross-section plots of cobalt grade in the flattened model, it was observed that cobalt grade could be correlated parallel to the top of mineralization. The depth to the top of mineralized cobalt was extracted from the pit and drill hole assay data.

An intermediate model was created to “unfold” the model so that the top of mineralization in each drill hole was at a constant elevation. The advantage of this model is that the optimum correlation between the metal grades is horizontal and the shape and continuity of the mineralization can be viewed directly on plan maps. This model also went through several iterations of editing/remodelling to remove inconsistencies in the data from shallow holes that did not penetrate the top of mineralization and from multiple pits and drill holes within a few meters of each other.

Basic statistics, using the unfolded model, showed that there are three cobalt grade populations, including low-grade (poorly mineralized), mid-grade (mineralized), and high-grade (strongly mineralized). Manganese was found to have grade distributions similar in shape, but higher grade than cobalt, consistent with the strong correlation between cobalt, manganese, and asbolane. Nickel appears to be much more evenly distributed than cobalt and manganese and was found to only have two grade zones, mid-grade (mineralized) and high-grade (strongly mineralized).

Grade zones were defined for each metal as closed shapes in plan maps in the unfolded model.

Basic statistics were run within the grade zones to confirm the grade distributions and variograms were run to confirm continuity of grades within the zones.

Block grades were estimated for cobalt, nickel, and manganese using inverse-distance-power (“IDP”) estimation with grade-zoning controls. IDP estimation parameters were adjusted so the estimated block distributions adequately reflected mining selectivity.

A sample spacing model was prepared in the “unfolded” model system that measured the spacing of samples around each block. This model was used to classify the resources into measured, indicated, and inferred resource classes based on pit and drill hole spacing.

All “unfolded” models were translated back into the flat modeling system.

The individual 1-meter thick blocks from the flat model were composited into vertical stacks of blocks over the potentially mineable thickness. This process created a gridded-seam model that was used for estimation of reserves and mine planning.

Economic evaluation criteria are based on supplying a fixed 1,500 tonnes ore per day of product from the PUG plant to the process plant at an average of 1.56:1 Waste:Ore ratio. This yields an average mine production rate of 17,500 tpd with approximately 7,000 tpd of ore, and a maximum of 25,500 tpd for equipment sizing and operating cost estimation.

A net revenue cutoff of $12.00 per tonne ore was used to define the ore. After the estimated economic costs and recoveries were applied to the resource model, a contour map was developed around the profitable blocks to represent the pit floor. This is similar to what a floating cone does in a three-dimensional model, but the Nkamouna resource model is more similar to a two-dimensional seam model.

The Nkamouna mineral reserves presented in Table 2 are classified as a Proven plus Probable. The mineable reserve summary is based on the $12.00/tonne net revenue cutoff. Individual reserves by block include ore tonnes, cobalt grade, nickel grade, manganese grade, interburden and overburden tonnes. The mineral reserve is 53 million tonnes at a cobalt grade of 0.237% and a nickel grade of 0.719% . The economic analysis is positive at the metal prices of $12/lb cobalt and $3.50/lb nickel that were used to develop the mine plan and estimate the tonnages reported in the following table.

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TABLE 2
Geovic, Ltd.
Nkamouna Project, Cameroon
Mineral Reserve Statement

	MINERALIZED ZONE				INTERBURDEN	OVERBURDEN	TOTAL

CLASSIFICATION	Tonnes	% Co	% Ni	% Mn	Tonnes	Tonnes	Tonnes
Proven	26,280,570	0.256	0.720	1.331
Probable	26,433,743	0.218	0.718	1.109
TOTAL	52,714,314	0.237	0.719	1.220	2,116,982	80,120,403	132,834,717

Mada Resource Model

A mineral resource estimate was prepared for the Mada Project using a three-dimensional block model to estimate cobalt, nickel, and manganese grade for individual blocks with dimensions of 10 by 10-meters horizontal by 1-meter vertical. In addition, lithology codes and resource classification codes were defined for each block.

Compared to the Nkamouna deposit, the Mada deposit is reported to have similar geologic properties. Significant differences between the deposits and data are as follows:

The potentially mineralized material at Mada covers an area approximately seven times larger than Nkamouna.

All Mada samples are pits and most of the pits are not deep enough to penetrate the full thickness of the lower limonite (ferralite) horizon, which is the primary ore-bearing horizon at Nkamouna.

The Mada deposit is much more sparsely sampled than Nkamouna. Except for a few fences of pits at 100-meter spacing, sample spacing is on an approximate 500-meter grid. There are 296 pits at Mada, while 1,272 pits and drill holes were used for the Nkamouna estimate or 77% fewer sample locations. Considering the greater area of Mada, the sampling density is only 1/30th that of Nkamouna.

The mineral resource is summarized in Table 3. The cutoff grades vary based on processing characteristics of each of the lithologic units. All Mada resources are classified as “Inferred Resources.”

Determination of the appropriate grid size for each resource class was based on continuing of cobalt above a cutoff grade of 0.10% . The Mada resource is summarized using a cutoff grade of 0.12% for ferralite and 0.28% cobalt for breccia.

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TABLE 3 Geovic, Ltd.

Mada Resource Estimate

(Sample Spacing up to 1500 meters, Maximum Extrapolation 420 meters)

	Inferred NN Resource Before Adjustment for Volume-Variance Effects

	Cutoff	Tonnes
Type	%Co	(1000’s)	%Co	%Ni	%Mn

Breccia	0.28	13,200	0.43	0.56	2.87

Ferralite	0.12	118,000	0.21	0.49	1.08

Total		131,200	0.23	0.50	1.26

	Inferred NN Resource After Adjustment for Volume-Variance Effects

	Cutoff	Tonnes
Type	%Co	(1000’s)	%Co	%Ni	%Mn

Breccia	0.28	14,300	0.38	0.53	2.53

Ferralite	0.12	130,800	0.20	0.48	1.00

Total		145,100	0.21	0.48	1.15

The resource model for Mada was prepared using the same method of “unfolding” the deposit as was used at Nkamouna, but with several significant differences, as follows:

1)	The top of ferralite was used to define the index surface for unfolding the deposit rather than the top of mineralization.

2)	A nearest-neighbor (the “NN”) estimate with appropriate grade caps was used to estimate block model grades rather than inverse-distance-power (the “IDP”). The NN estimates were adjusted using the IDP/NN ratios for tonnage and grade from Nkamouna to account for volume-variance effects.

3)	The Nkamouna resource estimate was limited to the area inside a drilling grid of 600 meters with a maximum extrapolation of 170 meters outside the sampled area. Because of the wider sample spacing and the limited drilling to the full depth of the deposit, Mada resources were estimated inside a drilling grid of 1,500 meters with a maximum extrapolation of 420 meters.

4)	All Mada resources are classified as “Inferred Resources.”

Cobalt grade cumulative frequency plots were prepared for the breccia and ferralite zones at the Mada deposit using a nearest-neighbor model to decluster the samples. A cutoff grade of 0.05% cobalt was used to remove unmineralized samples from the distributions.

These plots indicate that the grade distributions at Mada are similar to those at Nkamouna, although the high-grade population appears to be absent at Mada. Since the size of the high-grade cobalt zones at Nkamouna is generally much smaller than the 500-meter pit spacing at Mada, this difference may be an artifact of sample spacing and high-grade pods may still be found when the deposit is sampled at closer spacing. It is also possible that these differences would be less significant if only the better mineralized portions of Mada were compared to Nkamouna.

Nickel grade cumulative frequency plots were prepared for the breccia and ferralite zones at the Mada deposit using a nearest-neighbor model to decluster the samples.

These plots, show that the nickel grade distributions at Mada are similar to those at Nkamouna. Up to 0.2% nickel the distributions in the two deposits are virtually identical. Above 0.2%, however, nickel at Nkamouna is about 30 to 40% higher grade than at Mada. As with cobalt, it is too early to determine the significance of the differences in the nickel grade distributions.

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Resources were estimated for Mada using a similar “unfolding” procedure to that used for Nkamouna. Because the sampling was much wider spaced at Mada than at Nkamouna, grade zones were not used and a NN method of estimation was used rather than IDP estimation. In addition, the top of the ferralite unit was used as the index surface for unfolding the deposit rather than the top of mineralization.

The top of ferralite was used rather than the top of mineralization both to save time, and because the top of mineralization is difficult to define with the wide sample spacing at Mada. Early work at Nkamouna showed that the top of ferralite was very similar to the top of mineralization, thus should be appropriate for the Mada resource estimate.

Grade zones were not used because the samples were too widely spaced to provide reliable delineations of the grade zone outlines. In addition, the NN estimation method used at Mada is insensitive to geologic assumptions and grade zoning. NN was also preferred over IDP for the Mada estimate because the smoothing of the IDP estimates is difficult to control when the sample spacing is very wide. Although NN estimation provides a reasonable overall estimate for the resource in this case, tonnage and grade must be corrected for volume-variance effects (internal dilution), since NN estimates assume a much greater degree of mining selectivity than can be achieved in actual practice. Volume-variance adjustments were estimated based on the ratio if IDP/NN tonnage and grade for measured and indicated resource estimates at Nkamouna.

The NN model was estimated in the unfolded model for all blocks inside a sample grid of 1500 meters and blocks extrapolated up to 420 meters outside the sampled area. The 1,500 meter grid implies a maximum distance between sample point and block center of 1060 meters. This large search radius was sufficient to provide resource estimates for about 82% of the resource blocks.

Since even the nominal 500 meter sampling grid at Mada is relatively large compared to the inferred resource at Nkamouna, for which the sampling grid for inferred resource was between 200 and 600 meters, the inferred resource at Mada was reported as three subcategories based on 500, 1000, and 1500-meter sample grids.

Mining Operations

The Nkamouna project will be mined as an open-pit utilizing hydraulic shovels and excavators and 54-tonne trucks as the primary mining equipment. The pre-feasibility study (the “PFS”) considers an average annual mining rate of 6.33 million tonnes over the 21.3 -year mine life. This includes 3.86 million tonnes of waste per year and 2.47 million tonnes of ore per year for an average stripping ratio of 1.56 to 1. The mine plan was developed from the resource model by creating blocks around the resource that are approximately 150 meters wide and 500 meters long. The 150 meters wide blocks were developed on logical breaks in the resource model and are not uniform in dimension. The average grade and value of each block was then determined.

It is envisioned that the Mada project will also be mined using similar methods and equipment. No mine plan was developed from the resource model.

Design of the ultimate pit was based on mining the higher valued blocks first with a natural development of the block sequence to allow backfilling of the blocks. The blocks are developed in a direction progressing downhill. This minimizes the haul distance in the early years by first developing the blocks closest to the plant.

Mine design started with the completion of the resource model. The seam model was then diluted to represent the thickness expected to be mined using reasonably selective equipment and methods. The dilution is based on a minimum of one meter of ore so that less than one meter is considered waste and if the inter-burden between ore layers is less than 2 meters it is taken with the ore. There were many areas where the inter-burden was 1 to 2 meters in thickness with some low grade values and it was determined that it would be easier to mine this with the ore than try to segregate the waste, thereby simplifying the mining method. The ore zones become much more uniform by allowing 2 meters of low grade interburden to the mined as ore.

All major access and haul roads will be crowned with sufficient thickness of screened ferricrete breccia mine waste and compacted to create road surfaces that will minimize interruptions to project operations during rainy seasons.

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Mine equipment requirements were developed from the annual mine production schedule, based on the mine operation schedule, equipment availability, and equipment productivities. Mine production was based on an equipment fleet which includes 6.5 -m3 hydraulic excavators and shovels, 6.9 -m3 wheel loaders, 54-tonne haul trucks, and 152-mm diameter truck-mounted auger drills. The location of the PUG plant and waste dumps or backfill repositories were used to calculate truck cycle times and estimate production capacity. The mining fleet is sized for a nominal 8 million tonnes per year mining rate. Production planning was based on matching truck fleets to the loader/shovel fleet based on respective cycle times.

Mine personnel includes all the exempt and non-exempt employees in operations, maintenance, engineering, and geology departments. The salaried mine staff comprises a maximum of 16 people during mine production which will include a maximum of 8 expatriates. Expatriates are replaced over time with a reduction to six by Year 2, four by Year 3, two by Year 4, and down to the Mine Manager from Year 5 through Year 21.

Plans are for the Nkamouna mine to operate two 12-hour shifts per day, 7 days per week for a total of 14 shifts per week. The mine operation schedule allows for 26 shifts per year being lost due to weather delays in the mine. It is envisioned that mining of ore would occur on both shifts in order to minimize stockpiling and re-handling.

Hazen Research, Inc. (“Hazen”) prepared a composite sample from the test concentrates produced by Mountain States Research and Development Inc. (“MSRDI”). Hazen completed a comprehensive series of bench-scale tests investigating the dissolution of the asbolane concentrate, purification of the resulting leach solution, solvent extraction and production of cobalt, nickel and manganese products. Hazen also completed a prefeasibility study of the Metals Recovery Plant (“MRP”). This study concentrated solely on the leaching and metals recovery operations. It included a conceptual design, preliminary equipment selection and capital and operating costs of several alternative scenarios. Pilot-scaled tests are planned on the 5 tonnes of PUG concentrate produced by MSRDI.

Processing this unique ore starts with crushing, attritioning and particle sizing to produce a high-grade, coarse concentrate. The PUG plant will be fed from stockpiles using a wheeled loader and direct dumping from ore haulage trucks. The plant basically consists of a receiving hopper and two stages each of crushing, attritioning and particle classifying to produce coarse, high-grade concentrates (-1 inch x +48 mesh), low-grade middlings (-48 mesh x +200 mesh) and fine tailings (-200 mesh). The concentrate will be conveyed to a receiving bin at the process plant. As 64% of the cobalt is concentrated in only 21.5% of the ore weight, the process plant size is much smaller and financial performance is dramatically improved compared to processing run-of-mine ore.

The PUG plant throughput at a nominal 7,000 tpd will generate 4,700 tpd of fine tailings, 800 tpd of middling concentrates and 1,500 tpd of feed to the MRP. The PUG tailings will be disposed of in the Napene Creek TSF. The middling concentrate will be backfilled and stored in separate areas of the mine.

The average annual mining rate is 6.34 million tones over the 21.3 year mine life. This includes 3.86 million tonnes of waste per year and 2.47 million tones of ore per year and results in an average stripping ratio of 1.56 to 1. Conventional truck and shovel mining methods will be utilized with the processing of ore at 7,000 tonnes per day yielding an average annual production of 7.3 million pounds of cobalt and 5.9 million pounds of nickel.

Processing operations are designed to produce high purity cobalt and nickel oxide products that are directly marketable or readily converted into cathodes or other chemical compounds. Plant operations during the initial 21.3 years are estimated to recover 158 million pounds of cobalt and 129 million pounds of nickel.

The total initial capital is approximately $111 million, with an additional $50 million of sustaining capital required over the 21-year mine life. The 15-month construction period also includes $18 million of costs that are treated as expenses for tax purposes. The cash operating cost per pound of cobalt produced is $0.96 after by-product credits, including direct and indirect costs and production taxes. Total direct costs net of by-product credits for nickel are $0.036 per pound of cobalt.

Several economic models were prepared assuming 100% equity financing, including a base case, and a reserve case. The reserve case used prices per pound of $12 cobalt and $3.50 nickel to establish reserves in the mine plan, whereas the other three cases used three-year average metal prices. The base case economic analysis generates an

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after tax net present value (“NPV”) of $642 million (at an 8% discount rate), and an internal rate of return (“IRR”) of 77.5% . Project payback is 1.2 years. Total before-tax cash flow is $2.34 billion.

Additional sensitivity models were prepared that varied the capital and operating costs, metal prices and metal recovery. Table 4 summarizes the project economics for the Nkamouna Project production site.

TABLE 4
Geovic, Ltd.
Nkamouna Project, Cameroon
Economic Evaluations

Case:	Reserve	Base

Cobalt Price ($/pound)	$12.00	$16.83

Nickel Price ($/pound)	$3.50	$5.78

Project Economics – Pre-Tax ($ millions)
Cash Flow	1,315	2,344
NPV @ 8%	494	919
NPV @ 10%	399	754
IRR	57.1%	95.7%

Project Economics – After Tax ($ millions)
Cash Flow	897	1,595
NPV @ 8%	342	642
NPV @ 10%	277	529
IRR	47.0%	77.5%
Cash Operating Cost ($ per pound Cobalt)[1]	$2.65	$0.96
Payback (years)	1.9	1.2

Note: Net of nickel by-product credit, and including production taxes.

DIVIDENDS

No dividends on any shares of the Company have been paid by the Company other than a dividend of Cdn$0.005 per common share of the Company paid in December 1989.

With its business redirected to mining exploration, management anticipates that the Company will not declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

DESCRIPTION OF CAPITAL STRUCTURE

On November 17, 2006, the Company effected a consolidation of the Company’s common share capital on a 2.344 old for 1 new basis (the “Consolidation”, and each post-consolidated common share of the Company being a “Post-Consolidated Common Share”). Upon its continuance into the State of Delaware on November 21, 2006, the Company adopted a new Certificate of Incorporation to reflect the Consolidation, among other things. The Company is now authorized to issue 250,000,000 shares of capital stock of which 200,000,000 shares shall are shares of common stock, par value US$0.0001 per share and 50,000,000 shares are shares of preferred stock, par value US$0.0001 per share.

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Except as otherwise provided by law or by the resolution or resolutions adopted by the Board of Directors of the Company designating the rights, powers and preferences of any series of preferred shares of the Company, common shares of the Company have the exclusive right to vote for the election of directors and for all other purposes. Each of the common shares of the Company has one vote on each matter properly submitted to the Company’s shareholders for their vote, and the holders of the common shares of the Company vote together as a single class. The holders of the common shares of the Company are entitled to receive the net assets of the Company upon dissolution or liquidation, subject to the payment of any preference thereto applicable to the preferred shares of the Company.

The preferred shares of the Company may be issued from time to time in one or more series. The Board of Directors of the Company is authorized by resolution to fix the voting rights, if any, designations, powers, preferences and the relative, participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of any unissued series of the preferred shares of the Company, and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). The directors of the Company have determined that the preferred shares of the Company are non-voting and are not entitled to dividend rights.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares previously traded on the TSX Venture Exchange under the symbol “REQ”. Trading in the common shares of the Company on the TSX Venture Exchange was halted effective August 8, 2006 pending receipt and review by the TSX Venture Exchange of acceptable documentation regarding the Acquisition. Since December 4, 2006, the Company’s Post-Consolidated Common Shares trade on the TSX Venture Exchange under the symbol “GMC”. The following table sets out the high and low trading prices and the volumes of trading of the common shares of the Company for the periods indicated, as reported by the TSX Venture Exchange (all numbers and prices, other than those for December 2006, January 2007, February 2007, March 2007, April 2007, May 2007 and June 2007 are on a pre-Consolidation basis).

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	Price Range		Trading Volume
	High (Cdn$)	Low (Cdn$)

June 1 to June 12, 2007	3.620	3.020	1,560,803
May 2007	4.000	3.000	7,551,930
April 2007	4.400	3.340	10,101,062
March 2007	4.620	2.080	21,834,847
February 2007	2.750	2.000	1,179,723
January 2007	2.750	2.110	800,836
December 2006	3.25	2.27	781,295
November 2006	0.00	0.00	0
October 2006	0.00	0.00	0
September 2006	0.00	0.00	0
August 2006	0.00	0.00	0
July 2006	0.00	0.00	0
June 2006	0.00	0.00	0
May 2006	0.00	0.00	0
April 2006	0.00	0.00	0
March 2006	0.10	0.08	54,000
February 2006	0.11	0.11	15,000
January 2006	0.11	0.11	2,000
October 2005 - December 2005	0.00	0.00	0
July 2005 - September 2005	0.00	0.00	0
April 2005 - June 2005	0.20	0.20	1,000

The Company’s warrants issued to former holders of FinCo Financing Warrants in connection with the RTO trade on the TSX Venture Exchange under the symbol “GMC.WT”. The following table sets out the high and low daily trading prices and the volumes of trading of such warrants for the periods indicated, as reported by the TSX Venture Exchange.

	Price Range		Trading Volume
	High (Cdn$)	Low (Cdn$)

June 1 to June12, 2007	2.480	2.200	17,825
May 2007	2.720	1.650	114,048
April 2007	2.810	2.000	168,471
March 2007	2.870	1.210	720,457
February 2007	1.440	1.150	21,100
January 2007	1.440	1.250	41,750
December 2006	1.600	0.200	322,650

The warrants issued pursuant to the March Equity Offering public offering trade on the TSX Venture Exchange under the symbol “GMC.WT.A”. In March 2007, the high trading price, the low trading price and the trading volume of the A series warrants were Cdn$2.250, Cdn$0.750 and 2,288,273, respectively. In April 2007, the high trading price, the low trading price and the trading volume of the A series warrants were Cdn$2.250, Cdn$1.770 and 414,154, respectively. In May 2007, the high trading price, the low trading price and the trading volume of the A series warrants were Cdn$2.100, Cdn$1.650 and 176,240, respectively. From June 1 to June 12, the high trading price, the low trading price and the trading volume of the A series warrants were Cdn$2.000, Cdn$1.720 and 121,902, respectively.

The warrants issued pursuant to the April Equity Offering trade on the TSX Venture Exchange under the symbol “GMC.WT.B”. On April 30, the closing price and the trading volume of the B series warrants was Cdn$0.840 and 116,750, respectively. In May 2007, the high trading price, the low trading price and the trading volume of the B series warrants was Cdn$1.500, Cdn$0.800 and 7,728,170, respectively. From June 1 to June 12, the high trading price, the low trading price and the trading volume of the B series warrants were Cdn$1.250, Cdn$1.010 and 7,200, respectively.

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Prior Sales

The following table sets out the number and percentage of Post-Consolidated Common Shares of the Company issued, on a fully diluted basis, as at June 13, 2007:

	Number	Percentage
Total Post-Consolidated Common Shares issued and outstanding(3)
	100,671,806	74.90%

Post-Consolidated Common Shares reserved for Issuance to Geovic Optionholders, options granted to Vanguard Shareholder Solutions Inc. and options granted to independent directors(1)

	12,140,584	9.03%

Post-Consolidated Common shares reserved for issuance to warrantholders(1) (3)
	21,115,511	15.71%

Post-Consolidated Common shares reserved for issuance per agreements assigned by Geovic to the Company

	139,000	0.10%

Post-Consolidated Common shares issuable per agent's compensation option granted in connection with the Subscription Receipt Financing

	347,438	0.26%

Total Post-Consolidated Common Shares outstanding on fully diluted basis(3)
	134,414,339	100%

Notes:

(1)	See “Material Contracts” below.

(2)	These warrants include (i) warrants to purchase 316,540 Post-Consolidated Common Shares exercisable for various periods expiring between December 29, 2007 and April 10, 2008 at an exercise price per share of Cdn$1.75; (ii) warrants to purchase 1,825,000 Post-Consolidated Common Shares which are exercisable until April 27, 2010 at an exercise price per share of Cdn$3.40; (iii) warrants to purchase 1,174,000 Post-Consolidated Common Shares which are exercisable at any time until March 6, 2010 at a purchase price per share of Cdn$2.25; (iv) warrants to purchase 1,000 Post-Consolidated Common Shares which are exercisable at any time until December 1, 2009 at a purchase price per share of Cdn$2.25; (v) warrants to purchase 2,999,996 Post-Consolidated Common Shares exercisable at any time for five years ending November 3, 2011 at a purchase price per share of Cdn$2.75;(vi) warrants to purchase 10,800,000 Post-Consolidated Common Shares exercisable at any time until March 6, 2012 at a purchase price per share of Cdn$3.00, granted pursuant to the March Equity Financing; and (vii) warrants to purchase 4,792,100 Post-Consolidated Common Shares exercisable at any time until April 27, 2012 at a purchase price per share of Cdn$5.00, granted pursuant to the April Equity Financing (including the exercise of the Over-Allotment Option).

In the 12 months prior to the RTO, no common shares of the Company were issued.

Geovic Ltd.

In the second quarter of 2006, Geovic sold a total of 2,100,000 Geovic Shares to a number of subscribers at a price of US$2.15 per share, for total gross proceeds of US$4.515 million.

Geovic Finance Corp.

In July 2006, FinCo issued 9,000,001 FinCo common shares and 6,000,000 FinCo preferred shares to a number of subscribers at a purchase price of US$0.045 per share, for total gross proceeds of US$675,000.

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In addition to the subscription receipts issued by the Company in connection with the Subscription Receipt Financing, the agents received a cash commission equal to 6% of the gross proceeds of the Subscription Receipt Financing. FinCo also granted to the agents compensation options, entitling the agents to subscribe for that number of FinCo common shares equal to 6% of the total number of subscription receipts sold pursuant to the Subscription Receipt Financing. The compensation options are exercisable at a price per FinCo common share equal to the purchase price of each Subscription Receipt until May 3, 2008. In connection with the RTO, all securities issued in connection with the Subscription Receipt Financing were exchanged for similar securities issued by the Company. See “General Development of the Business of the Company – The Subscription Receipt Financing”.

ESCROWED SECURITIES

The following table provides details with respect to common shares of the Company that are currently held in escrow (the “Escrow Shares”) under the TSX Venture Exchange Tier 1 Value Escrow Release Terms:

		Percentage of Class
Designation of Class	Number of Shares Held in Escrow	as at December 1, 2006
Common	362,000	0.58%
Common	532,768	0.86%
Common	164,110	0.26%
Common	11,730,672	18.88%
Common	327,300	0.53%
Common	141,858	0.23%
Common	25,536	0.04%
Common	12,548	0.02%
Common	700,000	1.13%
TOTAL	14,196,792	22.85%

Voluntary Pool

The Company, Geovic, FinCo and Buckovic also agreed that, subject to any early release provisions that the Board of Directors of the Company may decide upon and except for Post-Consolidated Common Shares issued to: (i) Geovic Shareholders holding a total of 500,000 Post-Consolidated Common Shares and who are not directors, officers or insiders of the Company, (ii) Subscribers to the FinCo Subscription Receipt Financing, (iii) Geovic optionholders that held Geovic options with an exercise price of $2.15 or greater, upon the due exercise of such Geovic options (which were replaced with options to purchase common shares of the Company with an exercise price of $1.08 or greater), (iv) Geovic warrantholders, upon the due exercise of such Geovic warrants, (v) holders of FinCo performance warrants, (vi) holders of compensation options issued by FinCo in connection with the Subscription Receipt Financing, (vii) Gary R. Morris pursuant to the executive employment contract dated May 1, 2006 between Geovic and Mr. Morris providing for a special bonus of options to purchase 10,000 Geovic Shares by Mr. Morris upon the completion and approval of an environmental study and plan on GeoCam’s cobalt nickel mining project prior to February 1, 2007 and (viii) to Buckovic pursuant to the exclusive option agreement dated April 24, 2006 between Geovic and Buckovic whereby Buckovic grants to Geovic the exclusive and irrevocable option to purchase 5 GeoCam Shares with a value of $29,900 per GeoCam Share, representing 0.5% of the issued and outstanding shares of GeoCam held by Buckovic, in exchange for the issuance by Geovic of 69,500 Geovic Shares to Buckovic at a deemed purchase price of $2.15 per Geovic Share (which was adjusted to a deemed purchase price of $1.08 per Post-Consolidated Common Share):

(a)	all of the Post-Consolidated Common Shares, including upon due exercise of Geovic options with an exercise price of less than $2.15 (which were replaced with options to purchase common shares of the Company, with an exercise price of less than $1.08), issued to directors, officers or insiders of the Company, to all other FinCo common shareholders, and to FinCo preferred shareholders are subject to a pooling arrangement whereby:

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(i)	10% of a holder’s Post-Consolidated Common Shares are transferable on December 1, 2007;

(ii)	15% of a holder’s Post-Consolidated Common Shares are transferable on March 1, 2008;

(iii)	15% of a holder’s Post-Consolidated Common Shares are transferable on June 1, 2008;

(iv)	15% of a holder’s Post-Consolidated Common Shares are transferable on September 1, 2008;

(v)	15% of a holder’s Post-Consolidated Common Shares are transferable on December 1, 2008;

(vi)	15% of a holder’s Post-Consolidated Common Shares are transferable on March 1, 2009; and

(vii)	the balance of each holder’s Post-Consolidated Common Shares are transferable on June 1, 2009; and

(b)	all other Post-Consolidated Common Shares issued upon the completion of the Acquisition or the due exercise of Geovic options with an exercise price of less than $2.15 (which were replaced with options to purchase common shares of the Company with an exercise price of less than $1.08) are subject to a pooling arrangement whereby:

	(i)	5,000 Post-Consolidated Common Shares were transferable to each such holder on December 1, 2006;

	(ii)	the greater of 25% of a holder’s Post-Consolidated Common Shares or 5,000 Post-Consolidated Common Shares are transferable on June 1, 2007;

	(iii)	the greater of 25% of a holder’s Post-Consolidated Common Shares or 5,000 Post-Consolidated Common Shares are transferable on December 1, 2007;

	(iv)	the greater of 25% of a holder’s Post-Consolidated Common Shares or 25,000 Post-Consolidated Common Shares are transferable on June 1, 2008; and

	(v)	the balance of each holder’s Post-Consolidated Common Shares are transferable on September 1, 2008.

DIRECTORS AND OFFICERS

As at April 30, 2006, the directors and officers of the Company were James D. Hamilton, Raphael Barta, Gordon F. Dixon, Geoffrey J. Pickles, and Peter G. Wood. On September 29, 2006, the following directors were elected to the board of the Company: John Proust, Wade Nesmith, Gregg Sedun, Gordon Keep and Jay Sujir. Immediately following the closing of the Acquisition, Mr. Proust, Mr. Keep and Mr. Sujir resigned from the board of directors and Robert J. (Don) MacDonald, Michael T. Mason, John E. Sherborne and William A. Buckovic were appointed to the board of directors of the Company. The following are the names and municipalities of residence of those persons who are the directors and officers of the Company, the positions and offices they hold with the Company, their principal occupations during the last five years and the number of common shares of the Company which are held by each of them. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the laws of the State of Delaware and the ByLaws of the Company.

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Name and Municipality of Residence	Position to be Held with the Company	Principal Occupation and Positions During the Last Five Years	Post-Consolidated Common Shares of the Company to be Held Directly or Indirectly(1)	Percentage

		Senior Vice President and Chief Financial Officer, NovaGold Resources Inc.; Senior Vice President and Chief Financial Officer, Forbes- Meditech Inc.
Robert J. (Don) MacDonald Vancouver, British Columbia
	Director		362,000	0.36%

		Owner, Mineral Services, LLC; President and Director, MBMI Resources Inc.
Michael T. Mason Garden City, New York	Director		Nil	N/A

Wade Nesmith North Vancouver, British Columbia		Associate Counsel, Lang Michener LLP; Vice President, Strategic Development, Westport Innovations Inc.

	Director		Nil	N/A

		Independent Businessman; Chairman,
Gregg Sedun		President and Chief Executive
Vancouver, British	Director	Officer, Uracan Resources Ltd.;	532,768	0.53%
Columbia		Director, DiamondFields
		International Ltd.

	Chief Executive	Chief Executive Officer and
John E. Sherborne	Officer and a	Chairman, Geovic, Ltd.; Independent	164,110	0.16%
Grand Junction, Colorado	Director	Consultant

Greg Hill	Acting Chief	President, Englewood Capital, LLC	Nil	N/A
Centennial, Colorado	Financial Officer

William A. Buckovic	President and a		(1)
Grand Junction, Colorado	Director	President, Geovic, Ltd.	11,743,220	11.66%

	Executive Vice	Executive Vice President and Chief
David C. Beling	President and	Operating Officer, Geovic, Ltd.;	327,300	0.33%
Grand Junction, Colorado	Chief Operating	Independent Consultant
	Officer

Gary R. Morris	Senior Vice	Senior Vice President, Geovic, Ltd.	141,858	0.14%
Grand Junction, Colorado	President

Shelia I. Short	Corporate	Corporate Secretary and Assistant,	25,536	0.03%
Grand Junction, Colorado	Secretary	Geovic, Ltd.

Note:

(1)	Includes 1,800,000 common shares of the Company issued to Sabina Resources Pty. Ltd. Mr. Buckovic is the controlling shareholder of Sabina Resources Pty. Ltd.

The Members of the Company’s Audit Committee are Messrs. MacDonald, Sedun and Mason.

As at March 31, 2007, the directors, officers and promoters of the Company, as a group, own, directly or indirectly, 13,296,792 common shares of the Company, representing approximately 13.21% of the total issued and outstanding common shares of the Company and the public holds approximately 87,375,014 common shares of the Company, representing approximately 86.79% of the total issued and outstanding common shares of the Company.

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CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Corporate Cease Trade Orders or Bankruptcies

David C. Beling, the Executive Vice President and Chief Operating Officer of the Company, resigned as Senior Vice President of Operations of Rea Gold Corporation prior to it filing an assignment into bankruptcy.

Gregg Sedun, a director of the Company, is a director of Diamond Fields International Ltd (“DFI”). In connection with the inability of DFI to file annual audited financial statements for the year ended June 30, 2006 by the required deadline, the British Columbia Securities Commission and the Ontario Securities Commission issued management cease trade orders against DFI's insiders effective September 29, 2006 and October 3, 2006, respectively. DFI was unable to file such financial statements on time as a result of a variety of factors, including the move of DFI's head office from Vancouver, British Columbia to Cape Town, South Africa, technical issues relating to currency exchange matters, computer virus problems, a change in DFI's chief financial officer, and other extenuating factors. The outstanding financial statements and related materials were subsequently filed on October 27, 2006 and, as a result, the management cease trade orders were revoked by November 2, 2006.

Wade Nesmith was a director of an auto parts manufacturing company at the time it applied for Chapter 11 bankruptcy protection in December 2004 and when it emerged from Chapter 11 bankruptcy protection in March 2005.

During the ten years preceding the date of this AIF, no other director or officer of the Company or a securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, to the knowledge of the Company, been a director, officer or promoter of any person or company that, while such individual was acting in that capacity:

(i)	was the subject of a cease trade or similar order or an order that denied such other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or

(ii)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties or Sanctions

During the ten years preceding the date of this AIF, no director or officer of the Company or a securityholder holding sufficient number of securities of the Company to affect materially the control of the Company, has, to the knowledge of the Company, been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud or has entered into a settlement agreement with a securities regulatory authority, or to the knowledge of the Company, been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self regulatory body, that would likely be considered important to a reasonable securityholder making a decision about the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management knows of no legal proceedings, contemplated or actual, involving the Company which could materially affect the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Prior to the Acquisition, the Company was indebted to James Hamilton, former President, Director, and controlling shareholder of the Company, for an amount of $6,476 as of April 30, 2006. The loan was repaid in May 2006,

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together with accrued interest to April 30, 2006. The loan arrangements were originally agreed to in 1988 for the purpose of augmenting the Company’s financial resources.

In connection with the Acquisition, Buckovic, President and a Director of the Company, was issued 1,250,010 common shares of the Company and still owns a 0.5% interest in GeoCam.

Furthermore, certain of Geovic Mining’s directors and officers are also directors and officers of other natural resource companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers relating to the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Pacific Corporate Trust Company, 3rd floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3139.

MATERIAL CONTRACTS

None of the contracts that the Company had previously entered into and that were still in effect as at April 30, 2006 were still in effect as of December 1, 2006. The following is a list of all contracts of the Company which concurrently can reasonably be regarded as material to a securityholder of the Company:

1.	Investor Relations Agreement between the Company and Vanguard Shareholder Solutions Inc. (“Vanguard”), made as of December 1, 2006, whereby Vanguard agreed to provide promotional or investor relations services for the Company, and the Company agreed to pay Vanguard a fee of Cdn$12,500 per month and grant to Vanguard 350,000 stock options at a price of Cdn$1.95, such options to vest in accordance with the policies of the TSX Venture Exchange and are exercisable until the earlier of 2 years from the grant date and the date which is 30 days following the termination of the Investor Relations Agreement. The term is 6 months and thereafter, will be month to month, until the Investor Relations Agreement is terminated pursuant to the terms thereof;

2.	TSX Venture Exchange Escrow Agreement encompassing the TSX Venture Exchange Tier 1 Value Escrow Release Terms, pursuant to which the Escrow Shares are being held following the Acquisition.

The release of the Escrow Shares is subject to “value escrow” restrictions, as described in the policies of the TSX Venture Exchange, on a pro rata basis and, so long as the Company is classified as a Tier 1 Issuer on the TSX Venture Exchange, will occur in tranches over an 18 month period. 25% of the Escrow Shares were released on the date the TSX Venture Exchange issued its final bulletin accepting the terms of the Arrangement Agreement (the “Final Exchange Notice Date”). The remaining Escrow Shares will be released from escrow as to 25% of the Escrow Shares six (6) months following the Final Exchange Notice Date, 25% of the Escrow Shares twelve (12) months following the Final Exchange Notice Date; and 25% of the Escrow Shares eighteen (18) months following the Final Exchange Notice Date;

3.	Exclusive Option Agreement between Geovic and Buckovic dated April 24, 2006 whereby Buckovic granted to Geovic the exclusive and irrevocable option to purchase 5 common shares of GeoCam with a value of $29,900 per common share of GeoCam, representing 0.5% of the issued and outstanding common share of GeoCam held by Buckovic, in exchange for the issuance by Geovic of 69,500 common shares of Geovic to Buckovic at a deemed purchase price of US$2.15 per share, which option expires on December 31, 2020; and

4.	Loan Agreement dated January 1, 2006 between Geovic and GeoCam, pursuant to which Geovic contributed all of the funds necessary to advance the Cameroon Properties. Under the terms of the Loan Agreement, the loans are convertible into additional common shares of GeoCam if GeoCam defaults on its obligations under the loans;

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5.	Patent license effective as of November 8, 2006 between Inco Limited (“Inco”) and Geovic whereby Inco granted to Geovic a non-exclusive, royalty-bearing license to use, practice and commercialize certain of Inco’s proprietary information relating to its nickel and cobalt based solvent extractant in connection with the Cameroonian Project. In partial consideration of granting the license, Geovic has paid Inco an initial payment of $20,000. Geovic has agreed to pay Inco a royalty of 0.75% of cobalt and nickel proceeds up to a maximum of $400,000 for each 12-month period during the term of the license, up to a maximum of $2,000,000; and

6.	Shareholders Agreement among GeoCam’s shareholders, being Geovic (60%), Societe Nationale d’Investissement du Cameroun (SNI) (20%), four Cameroon individuals (collectively, 19.5%), and Buckovic (0.5%) entered into on April 9, 2007, reflecting the historic arrangement between the shareholders and setting forth the terms, conditions and fiscal arrangement for continued participation in the Cameroonian Project.

INTEREST OF EXPERTS

No person or company whose profession or business who is named as having prepared or certified a statement, report or valuation described or included in a filing referred to in a filing made under National Instrument 51-102 by the Company during, or relating to or since the end of the Company’s most recently completed financial year holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an associate or affiliate of the Company and no such person is a promoter of the Company or an associate or affiliate of the Company. In particular, Deloitte & Touche LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. Ernst & Young LLP has advised the Company, Geovic and FinCo that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. None of Pierre Christian Nsegbe, being the Company’s Cameroonian attorney, or Frederick Barnard, Richard Lambert or Alan Noble, being the authors of the Technical Report and the Mada Technical Report, own any securities of the Company, Geovic or FinCo.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance can be found in the Company’s information circular for its most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year.

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